                                  PAGE         1         OF        20      PAGES
                                       -----------------    --------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          RESOURCE GENERAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   761210 103
                         ------------------------------
                                 (CUSIP Number)

                                KENNETH J. WARREN
                        41 SOUTH HIGH STREET, SUITE 2300
                              COLUMBUS, OHIO 43215
                                 (614) 222-3015
- --------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  MAY 28, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

- ------------------------------                   -------------------------------

CUSIP NO.   761210   103                         PAGE    2     OF    20    PAGES
          ----------------                            --------    --------
- ------------------------------                   -------------------------------
- --------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Bob Binsky                   ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) /X/
                                                                         (B) / /



- --------------------------------------------------------------------------------
     3     SEC USE ONLY



- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /


- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           Canadian
- --------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

        NUMBER OF
                                     139,874
          SHARES            ----------------------------------------------------
                                 8   SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                    0
                            ----------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     139,874
          PERSON            ----------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     0
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           159,874
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           14.5%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- ------------------------------                   -------------------------------

CUSIP NO.   761210   103                         PAGE    3     OF    20    PAGES
          ----------------                            --------    --------
- ------------------------------                   -------------------------------
- --------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Michael W. Gardner           ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) /X/
                                                                         (B) / /



- --------------------------------------------------------------------------------
     3     SEC USE ONLY



- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /


- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
- --------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

        NUMBER OF
                                     0
          SHARES            ----------------------------------------------------
                                 8   SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                    1,000
                            ----------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     0
          PERSON            ----------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     1,000
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,000
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           .1%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- ------------------------------                   -------------------------------

CUSIP NO.   761210   103                         PAGE    4     OF    20    PAGES
          ----------------                            --------    --------
- ------------------------------                   -------------------------------
- --------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Theodore P. Schwartz         ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) /X/
                                                                         (B) / /



- --------------------------------------------------------------------------------
     3     SEC USE ONLY



- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF, SC
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /


- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
- --------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

        NUMBER OF
                                     12,148
          SHARES            ----------------------------------------------------
                                 8   SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                    0
                            ----------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     12,148
          PERSON            ----------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     0
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           12,148
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           1.10%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- ------------------------------                   -------------------------------

CUSIP NO.   761210   103                         PAGE    5     OF    20    PAGES
          ----------------                            --------    --------
- ------------------------------                   -------------------------------
- --------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Charles T. Sherman           ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) /X/
                                                                         (B) / /



- --------------------------------------------------------------------------------
     3     SEC USE ONLY



- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /


- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
- --------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

        NUMBER OF
                                     70,598
          SHARES            ----------------------------------------------------
                                 8   SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                    0
                            ----------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     70,598
          PERSON            ----------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     0
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           89,798
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           8.1%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- ------------------------------                   -------------------------------

CUSIP NO.   761210   103                         PAGE    6     OF    20    PAGES
          ----------------                            --------    --------
- ------------------------------                   -------------------------------
- --------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Kenneth J. Warren            ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) /X/
                                                                         (B) / /



- --------------------------------------------------------------------------------
     3     SEC USE ONLY



- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           NA
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /


- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
- --------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

        NUMBER OF
                                     0
          SHARES            ----------------------------------------------------
                                 8   SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                    0
                            ----------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     0
          PERSON            ----------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     0
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           0
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           0
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                 PAGE    7     OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER

           This statement relates to the common stock, without par value (the "Stock"), of Resource General Corporation, whose principal executive office is located at 2365 Scioto Harper Drive, Columbus, Ohio 43204 ("Resource General").

ITEM 2.    IDENTITY AND BACKGROUND

           This statement is being filed by a group (the "Reporting Group") consisting of Bob Binsky, Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren (collectively, the "Reporting Persons"). The Reporting Group is an informal association of individuals whose sole business purpose is the acquisition of the Stock of Resource General as set forth herein. The Reporting Group does not have a name, place of organization, principal business address or principal office address. The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of each of the Reporting Persons are as follows:

                  Bob Binsky
                  Chief Executive Officer
                  Cable Link, Inc.
                  280 Cozzins Street
                  Columbus, OH  43215-2379
                  (Telecommunications refurbishing and marketing)

                  Michael W. Gardner
                  Vice President of Manufacturing
                  PH Hydraulics and Automation, Inc.
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and injection molding
                     machines)

                  Theodore P. Schwartz
                  Senior Vice President
                  PH Hydraulics and Automation, Inc.
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and injection molding
                     machines)

                                                 PAGE    8     OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


                  Charles T. Sherman
                  President
                  PH Hydraulics and Automation, Inc.
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and injection molding
                     machines)

                  Kenneth J. Warren, Esq.
                  41 South High Street, Suite 2300
                  Columbus, OH  43215-6188
                  (Attorney at Law)

           (d) Neither the Reporting Group nor any Reporting Person has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Neither the Reporting Group nor any Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren are citizens of the United States of America. Bob Binsky is a citizen of Canada.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The aggregate amount of funds required to purchase the shares currently owned by each Reporting Person is as follows:


NAME                       SHARES CURRENTLY BENEFICIALLY OWNED             AGGREGATE AMOUNT OF FUNDS REQUIRED TO
                           (EXCLUSIVE OF SHARES ISSUABLE UNDER EXISTING    PURCHASE:
                           OPTIONS NOT YET EXERCISED):
Bob Binsky                 139,874                                         $98,015
Michael W. Gardner           1,000                                         $ 1,250
Theodore P. Schwartz        12,148                                         $ 1,800 (estimate)
Charles T. Sherman          70,798                                         $68,337 (estimate)
Kenneth J. Warren                0                                              NA

                                                 PAGE    9     OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


           MR. BINSKY. 109,234 of the shares of Stock reported as beneficially owned by Mr. Binsky were purchased with the personal funds of Mr. Binsky. 30,640 of the shares of Stock reported as beneficially owned by Mr. Binsky, as to which he has sole voting and dispositive power and as to which he is the record owner, were purchased, and are owned, by Michael Tsao. 20,000 shares of Stock reported as beneficially owned by Mr. Binsky are shares issuable under existing options not yet exercised.

           MR. GARDNER. All of the shares of Stock beneficially owned by Mr. Gardner were purchased with the personal funds of Mr. Gardner.

           MR. SCHWARTZ. 2,148 of the shares of Stock beneficially owned by Mr. Schwartz were purchased with the personal funds of Mr. Schwartz and 10,000 of the shares of Stock beneficially owned by Mr. Schwartz were given to him by Resource General as part of a compensation package.

           MR. SHERMAN. 60,598 of the shares of Stock beneficially owned by Mr. Sherman were purchased with the personal funds of Mr. Sherman and 10,000 of the shares of Stock beneficially owned by Mr. Sherman were given to him by Resource General as part of a compensation package. 200 of the shares of Stock directly owned by Mr. Sherman's wife, as to which Mr. Sherman has no voting or dispositive power, were purchased with the personal funds of Mrs. Sherman. 19,000 shares of Stock reported as beneficially owned by Mr. Sherman are shares issuable under existing options not yet exercised.

                                                 PAGE    10    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


                  PROPOSED ACQUISITIONS OF STOCK

           On April 3, 1996, Mr. Schwartz and Mr. Sherman entered into an agreement to purchase 200,000 shares of Stock from Paul Gillmor (the "Gillmor Agreement"), which agreement superseded an earlier agreement dated March 25, 1996. No shares have yet been purchased under the Gillmor Agreement. The total purchase price for the shares is $250,000 ($1.25 per share). 40,000 of the shares will be purchased and transferred with a down payment of $50,000, which is expected to occur on June 6, 1996. The purchase of the remaining 160,000 shares will be financed by Mr. Gillmor. Mr. Schwartz and Mr. Sherman will execute a promissory note payable to Mr. Gillmor providing for repayment of the remaining $200,000 in 16 quarterly payments. The quarterly payment for the first year will be $6,250, the quarterly payments for the second and third years will be $12,500 and the quarterly payment for the fourth year will be $18,750. Interest will be paid on the unpaid balance of the note at the rate of four percent per annum. Upon receipt of each quarterly payment, 5,000 shares per quarter will be transferred the first year, 10,000 shares per quarter will be transferred in the second and third years and 15,000 shares per quarter will be transferred in the fourth year. However, the power to vote all of the remaining shares will be transferred to Mr. Schwartz and Mr. Sherman when the downpayment of $50,000 is made and the promissory note for the remaining shares is executed, which is expected to be June 6, 1996. In addition, Mr. Schwartz and Mr. Sherman have agreed to grant Mr. Gillmor an option for 20,000 shares owned by the Reporting Group.

           On April 2, 1996, Mr. Schwartz and Mr. Sherman also entered into an agreement to purchase 110,000 shares of Stock from Mr. Lyman Brownfield, Ms. Candace Brownfield and Ms. Charlotte Huddle (the "Brownfield Agreement"), which agreement superseded an earlier agreement dated March 28, 1996. No shares have yet been purchased under the Brownfield Agreement. The total purchase price for the shares is $137,500 ($1.25 per share). 20,000 shares will be purchased and transferred with a downpayment of $25,000. The remaining 90,000 shares will be purchased over a five-year period, with 9,000 shares being purchased in year one, 18,000 shares being purchased in each of years two, three and four and 27,000 shares being purchased in year five. The purchase of the 90,000 shares of Stock will be financed by Mr. Brownfield. Mr. Schwartz and Mr. Sherman will execute a promissory note payable to Mr. Brownfield in the amount of $112,500. The promissory note will be repayable in quarterly installments at an interest rate of four percent per annum. As each quarterly payment is made, 25 percent of the shares allocable to the year in which the shares are purchased will be transferred to Mr. Schwartz and Mr. Sherman. Upon execution of the promissory note and payment of the $25,000 downpayment, Mr. Brownfield will transfer voting power for the remaining 90,000 shares to Mr. Schwartz and Mr. Sherman, subject to cancellation upon 45 days default.

                                                 PAGE    11    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


           All payments required by the Gillmor Agreement and the Brownfield Agreement ($387,500) will be financed with the personal funds of the Reporting Persons. Each of the Reporting Persons has orally agreed to contribute a percentage of the total payments required by the Gillmor Agreement and the Brownfield Agreement and, in turn, each of the Reporting Persons will acquire a corresponding percentage of the total shares being acquired (310,000 shares). Mr. Binsky will finance approximately 30.08% of the total payments ($116,560), Mr. Gardner will finance approximately 5% of the total payments ($19,375), Mr. Schwartz will finance approximately 31.665% of the total payments ($122,702), Mr. Sherman will finance approximately 31.665% of the total payments ($122,702), and Mr. Warren will finance approximately 1.59% of the total payments ($6,161). Each of the Reporting Persons will be responsible for the amounts due under the Gillmor Agreement and the Brownfield Agreement on a several, but not joint, basis.

           In addition to using funds derived from personal resources, the Reporting Persons are contemplating the following to fund the debt due under the promissory notes executed in connection with the Gillmor Agreement and the Brownfield Agreement:

                (1). The sale of a portion of the Stock acquired under the agreements to an employee stock ownership plan which may be formed for Resource General. The employee stock ownership plan would fund the purchase of the stock with bank debt.

                (2). The sale of a portion of the Stock acquired under the agreements to third parties including, but not limited to, directors, officers, employees and shareholders of Resource General.

           The Gillmor Agreement is set forth on Exhibit A attached hereto and incorporated herein by reference. The Brownfield Agreement is set forth on Exhibit B attached hereto and incorporated herein by reference.


                  AUTHORIZATION OF PROPOSED ACQUISITIONS

                  The purchases under the Gillmor Agreement and the Brownfield Agreement are subject to, and were submitted for, shareholder approval at the Special Meeting of Resource General held on May 28, 1996, as required by Ohio's Control Share Acquisition Law. A quorum was present at the Special Meeting, in person or by proxy, and a sufficient number of shares were voted in favor of the proposed acquisitions to permit them to proceed. The Reporting Group anticipates that definitive documents providing for the purchase of the Stock as described herein will be formalized and signed by June 14, 1996.

                                                 PAGE    12    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


ITEM 4.    PURPOSE OF TRANSACTION

           The acquisition of the Stock is being made for the following purposes:

           (a) The Reporting Persons plan to attempt to acquire control of Resource General.

           (b) The Reporting Persons plan to explore the benefits of eliminating Resource General as a holding company.

           (c) The Reporting Persons plan to attempt to increase shareholder value.

           (d) Mr. Sherman, a member of the Reporting Group, nominated Mr. Gardner and Mr. Schwartz, also members of the Reporting Group, for election to the board of directors of Resource General at the Annual Meeting of the shareholders of Resource General held on May 28, 1996. Mr. Sherman was reelected and Mr. Gardner and Mr. Schwartz were elected to the board of Resource General at the Annual Meeting. In addition, Mr. Sherman was elected as President of Resource General and Mr. Schwartz was elected as Secretary of Resource General at the Annual Meeting of the Board of Directors of Resource General held on May 28, 1996.
                  The Reporting Persons may implement a strategy to reduce the number of directors on the board of Resource General to five.

           (e)    [Not applicable]

           (f)    [Not applicable]

           (g)    [Not applicable]

           (h)    [Not applicable]

           (i)    [Not applicable]

           (j)    [Not applicable]

                                                 PAGE    13    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) The aggregate number and percentage (based on 1,086,020 shares of Stock outstanding as reported in Resource General's Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders of Resource General) of Stock beneficially owned by and as to which there is a right to acquire with respect to each of the Reporting Persons and the Reporting Group as a whole are as follows:

                    CURRENTLY BENEFICIALLY OWNED          RIGHT TO ACQUIRE(1)                   AGGREGATE
NAME                 NUMBER OF       PERCENT OF       NUMBER OF       PERCENT OF       NUMBER OF       PERCENT OF
                      SHARES        OUTSTANDING        SHARES         OUTSTANDING        SHARES        OUTSTANDING
Bob Binsky           159,874(2)        14.5%             93,248           8.6%           253,122          22.9%
Michael W.             1,000             .1%             15,500           1.4%            16,500           1.5%
Gardner

Theodore P.           12,148            1.1%           98,161.5           9.0%         110,309.5          10.2%
Schwartz

Charles T.            89,798(3)         8.1%           98,161.5           9.0%         187,959.5          17.0%
Sherman

Kenneth J.                 0             --               4,929            .4%             4,929            .4%
Warren

Reporting Group      262,820           23.4%            310,000          28.5%           572,820          50.9%


           (b) MR. BINSKY. Mr. Binsky has the sole power to vote or direct the voting and to dispose or direct the disposition of the 30,640 shares of the Stock reported as beneficially owned by Mr. Binsky which are owned, and were purchased, by Michael Tsao but are owned of record by Mr. Binsky. Mr. Binsky has the sole power to vote or direct the voting and to dispose or direct the disposition of the remaining 109,234 shares of Stock currently beneficially owned by him (exclusive of 20,000 unissued shares reported as beneficially owned by Mr. Binsky which are the subject of currently issued but unexercised options).




- ----------------
(1) Pursuant to the Gillmor Agreement and the Brownfield Agreement. The 310,000 shares have been allocated in accordance with the agreement among the Reporting Persons.
(2)   Includes 20,000 shares subject to existing, unexercised options.
(3)   Includes 19,000 shares subject to existing, unexercised options.

                                                 PAGE    14    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


                      The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of Michael Tsao are as follows:

                           Michael Tsao
                           President
                           Kahiki Food, Inc.
                           3583 E. Broad Street
                           Columbus, OH  43213
                           (Restaurant)

                      Mr. Tsao has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                      Mr. Tsao has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                      Michael Tsao is a citizen of the United States of America.

                  MR. GARDNER. Mr. Gardner shares the power to vote or direct the voting and to dispose or direct the disposition of the Stock currently beneficially owned by him with his wife as joint tenant owners of the Stock.

                  MR. SCHWARTZ. Mr. Schwartz has the sole power to vote or direct the voting and to dispose or direct the disposition of 12,148 shares of the Stock currently beneficially owned by him.

                  MR. SHERMAN. Mr. Sherman's wife has sole voting and dispositive power with respect to 200 shares reported as beneficially owned by Mr. Sherman. Mr. Sherman has the sole power to vote or direct the voting and to dispose or direct the disposition of 70,598 shares of Stock currently beneficially owned by him (exclusive of 19,000 unissued shares reported as beneficially owned by Mr. Sherman which are the subject of currently issued but unexercised options).

                  Each Reporting Person will have the sole power to vote or direct the voting and to dispose or direct the disposition of the Stock which he has the right to acquire as described in
                  Item 3 and Item 5.

                                                 PAGE    15    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


           (c) The transactions in the shares of Stock of Resource General related to the Gillmor Agreement and the Brownfield Agreement are described in Item 3. No transactions in the Stock of Resource General have been effected by the Reporting Persons during the past 60 days other than as so described. However, as of April 23, 1996, Mr. Sherman disclaims any power to vote or direct the vote or any power to dispose or direct the disposition of 14,220 shares of Stock owned by his parents previously reported as beneficially owned by Mr. Sherman in the Schedule 13D filed by the Reporting Group on April 4, 1996.

           (d) Michael Tsao has the right to receive the proceeds from the sale of 35,000 shares of the Stock owned by Mr. Binsky.

           (e)    [Not applicable.]

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           ACQUISITION AGREEMENTS. The Gillmor Agreement, the Brownfield Agreement and the oral agreement among the Reporting Persons are described above in Item 3. The Gillmor Agreement is attached as Exhibit A and the Brownfield Agreement is attached as Exhibit B.


           BROWNFIELD LOAN AGREEMENTS. Lyman Brownfield and Charlotte Huddle are indebted to Charles Sherman, a member of the Reporting Group, in the amount of 25,000, pursuant to two promissory notes executed April 8 and April 16, 1996. The debt is secured by pledge agreements under which Mr. Brownfield and Ms. Huddle pledged 20,064 shares of Stock as collateral. The pledge agreements contain standard default provisions except that Mr. Brownfield and Ms. Huddle are required to notify Mr. Sherman how they will vote on issues submitted to the vote of the shareholders. Mr. Sherman has the right to require that Mr. Brownfield and Ms. Huddle not vote in such manner if in his judgment such vote would have a material adverse effect on the value of the pledged collateral (except in the election of directors).

DEFINITIVE STOCK PURCHASE AGREEMENTS. The Reporting Group anticipates that definitive documents providing for the purchase of Stock as described herein will be formalized and signed by June 14, 1996.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A -- Gillmor Agreement -- Page 17
            Exhibit B -- Brownfield Agreement -- Page 18
            Exhibit C -- Joint Filing Agreement -- Page 20

                                                 PAGE    16    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 1996

                                             /s/ Bob Binsky
                                             -----------------------------------
                                             Bob Binsky

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 1996

                                             /s/ Michael W. Gardner
                                             -----------------------------------
                                             Michael W. Gardner

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 1996

                                             /s/ Theodore P. Schwartz
                                             -----------------------------------
                                             Theodore P. Schwartz

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 1996

                                             /s/ Charles T. Sherman
                                             -----------------------------------
                                             Charles T. Sherman

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 1996

                                             /s/ Kenneth J. Warren
                                             -----------------------------------
                                             Kenneth J. Warren

                                                 PAGE    17    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


                                                                       EXHIBIT A

Mr. Paul Gillmore
PO Box 123
Old Fort, OH 44861

Dear Mr. Gillmore,

Thank you for your quick response to our letter of March 14, 1996. I would ask you to sign the following letter agreement so Ted and I can start to firm up our financing.

I believe the following points convey our morning discussion.

1. A down payment of $50,000 for 40,000 shares at $1.25. The shares to be transferred upon presentation of the check.

2. The remaining 160,000 shares are to be purchased at $1.25 per share. A note will be signed to allow 16 quarterly payments starting 180 days after the initial payment of $50,000.

     Year one              quarterly payment of $6,250
     Year two              quarterly payment of $12,500
     Year three            quarterly payment of $12,500
     Year four             quarterly payment of $18,750

     Interest will be paid on the unpaid balance at the rate of 4% per annum. When the note is signed and down payment is made you will transfer voting power of your remaining shares to us.

3. Upon the payment of each quarterly payment, the following shares of stock will be transferred.

     Year one               5,000 shares per quarter
     Year two              10,000 shares per quarter
     Year three            10,000 shares per quarter
     Year four             15,000 shares per quarter

4. For additional consideration, for signing the agreement we will give you an option for 20,000 shares of RGI stock.

5. We would ask that you give us a 90 day exclusivity to put together our financing for the down payment.

6. Both parties will keep the agreement confidential until the proper documents are filed with the SEC.

The above agreement is subject to modifications by legal counsel.

                                        Sincerely,

                                        /s/ C.T. Sherman           4/2/96
                                        ---------------------------------
                                        C.T. Sherman

                                        /s/ T.P. Schwartz          4/2/96
                                        ---------------------------------
                                        T.P. Schwartz


Concur

/s/ Paul M. Gillmor                               Date:    4/3/96
- ----------------------------------------               ------------------
Paul Gillmore

                                                 PAGE    18    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


                                                                       EXHIBIT B

                                  April 2, 1996



Mr. Lyman Brownfield
Brownfield Law Offices
341 S. 3rd St.
Suite 10
Columbus, OH 43215

Dear Lyman,

Ted Schwartz and Chuck Sherman (buyers) are pleased to offer the Brownfield family (sellers) the following offer to purchase the approximately 110,000 shares of Resource General stock for $1.25 per share. We would structure the transaction as follows:

1. A down payment of $25,000 for 20,000 shares, the selection of which will be made by seller. The shares to be transferred upon presentation of the check.

2. The remaining approximately 90,000 shares will be purchased over five years at the following rate:

         Year One                                    9,000 shares @ $1.25 =          $ 11,200
         Year Two                                   18,000 shares @ $1.25 =          $ 22,500
         Year Three                                 18,000 shares @ $1.25 =          $ 22,500
         Year Four                                  18,000 shares @ $1.25 =          $ 22,500
         Year Five          Approximately remaining 27,000 shares @ $1.25 =          $ 33,750
                                                                                     --------
                                                              90,000 shares          $112,500

3. Payments will be made quarterly, interest on unpaid balances will be paid quarterly at the rate of 4% per annum. When the note is signed and the down payment made you will transfer voting power of the remaining shares to us subject to cancellation upon 45 days default. Quarterly payments will start 180 days after the execution of the note. When each quarterly payment is made, 25% of the years shares will be transferred to buyers.

4. Buyer gives seller a 90 day exclusivity to put together our financing for the down payment.

5. Both parties will keep the agreement confidential until proper documents are filed with the SEC.

                                                 PAGE    19    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


                                                                       EXHIBIT B

The above document is subject to non-substantive modification of legal counsel.


                                        /s/ C.T. Sherman
                                        --------------------------
                                        C.T. Sherman


                                        /s/ T.P. Schwartz
                                        --------------------------
                                        T.P. Schwartz


Concur:

/s/ Lyman Brownfield
- --------------------------------
Lyman Brownfield


/s/ Candace Brownfield
- --------------------------------
Candace Brownfield


/s/ Charlotte Huddle
- --------------------------------
Charlotte Huddle

                                                 PAGE    20    OF    20    PAGES
                                                      --------    --------

                                  SCHEDULE 13D


                                                                       EXHIBIT C




                                    AGREEMENT


         Pursuant to Rule 13d-1(f)(1), Bob Binsky, Michael W. Gardner, Theodore
P. Schwartz, Charles T. Sherman and Kenneth J. Warren agree that this Statement on Schedule 13D, to which this Agreement is attached as Exhibit C, and any amendments thereto are filed on behalf of each of them. This agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.


Dated:  May 31, 1996


                                        /s/ Bob Binsky
                                        ----------------------------------------
                                        Bob Binsky


                                        /s/ Michael W. Gardner
                                        ----------------------------------------
                                        Michael W. Gardner


                                        /s/ Theodore P. Schwartz
                                        ----------------------------------------
                                        Theodore P. Schwartz


                                        /s/ Charles T. Sherman
                                        ----------------------------------------
                                        Charles T. Sherman


                                        /s/ Kenneth J. Warren
                                        ----------------------------------------
                                        Kenneth J. Warren

                                                          PAGE  1  OF  23  PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          RESOURCE GENERAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   761210 103
                                 (CUSIP Number)

                                KENNETH J. WARREN
                        41 SOUTH HIGH STREET, SUITE 2300
                              COLUMBUS, OHIO 43215
                                 (614) 222-3015

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 MARCH 25, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

- --------------------                                      ----------------------
CUSIP NO. 761210 103                                      PAGE  2  OF  23  PAGES
- --------------------                                      ----------------------
- --------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
     1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bob Binsky                   ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                  (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           PF
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                         / /

- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Canadian
- --------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

        NUMBER OF         139,874
         SHARES      ----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER
        OWNED BY
          EACH            0
        REPORTING    -----------------------------------------------------------
         PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                          139,874
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           159,874
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.4%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- --------------------                                      ----------------------
CUSIP NO. 761210 103                                      PAGE  3  OF  23  PAGES
- --------------------                                      ----------------------
- --------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
     1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael W. Gardner                    ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                  (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           PF
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                         / /

- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
- --------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

        NUMBER OF         1,000
         SHARES      ----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER
        OWNED BY
          EACH            0
        REPORTING    -----------------------------------------------------------
         PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                          1,000
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .1%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- --------------------                                      ----------------------
CUSIP NO. 761210 103                                      PAGE  4  OF  23  PAGES
- --------------------                                      ----------------------
- --------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
     1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Theodore P. Schwartz                 ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                  (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           PF, SC
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                         / /

- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
- --------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

        NUMBER OF         12,848
         SHARES      ----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER
        OWNED BY
          EACH            0
        REPORTING    -----------------------------------------------------------
         PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                          12,848
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,848
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.1%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- --------------------                                      ----------------------
CUSIP NO. 761210 103                                      PAGE  5  OF  23  PAGES
- --------------------                                      ----------------------
- --------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
     1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles T. Sherman                ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                  (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           PF
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                         / /

- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
- --------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

        NUMBER OF         69,250
         SHARES      ----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER
        OWNED BY
          EACH            14,220
        REPORTING    -----------------------------------------------------------
         PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                          69,250
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          14,220
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           102,670
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.3%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- --------------------                                      ----------------------
CUSIP NO. 761210 103                                      PAGE  6  OF  23  PAGES
- --------------------                                      ----------------------
- --------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
     1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Kenneth J. Warren                    ###-##-####
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                  (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           NA
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                         / /

- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
- --------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

        NUMBER OF         0
         SHARES      ----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER
        OWNED BY
          EACH            0
        REPORTING    -----------------------------------------------------------
         PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                          0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          PAGE  7  OF  23  PAGES

Item 1.  Security and Issuer

         This statement relates to the common stock, without par value (the "Stock"), of Resource General Corporation, whose principal executive office is located at 2365 Scioto Harper Drive, Columbus, Ohio 43204 ("Resource General").

Item 2.  Identity and Background

         This statement is being filed by a group (the "Reporting Group") consisting of Bob Binsky, Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren (collectively, the "Reporting Persons"). The Reporting Group is an informal association of individuals whose sole business purpose is the acquisition of the Stock of Resource General as set forth herein. The Reporting Group does not have a name, place of organization, principal business address or principal office address. The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of each of the Reporting Persons are as follows:

            Bob Binsky
            Chief Executive Officer
            Cable Link, Inc.
            280 Cozzins Street
            Columbus, OH  43215-2379
            (Telecommunications refurbishing and marketing)

            Michael W. Gardner
            Vice President of Manufacturing
            PH Hydraulics
            2365 Scioto Harper Drive
            Columbus, OH  43204
            (Manufacturer of hydraulic presses and injection molding machines)

            Theodore P. Schwartz
            Senior Vice President
            PH Hydraulics
            2365 Scioto Harper Drive
            Columbus, OH  43204
            (Manufacturer of hydraulic presses and injection molding machines)

            Charles T. Sherman
            President
            PH Hydraulics
            2365 Scioto Harper Drive
            Columbus, OH  43204
            (Manufacturer of hydraulic presses and injection molding machines)

                                                         PAGE  8  OF  23  PAGES



             Kenneth J. Warren, Esq.
             Schwartz, Warren & Ramirez
             41 South High Street, Suite 2300
             Columbus, OH  43215-6188
             (Attorney at Law)

         (d) Neither the Reporting Group nor any Reporting Person has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Group nor any Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren are citizens of the United States of America. Bob Binsky is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate amount of funds required to purchase the shares currently owned by each Reporting Person is as follows:

NAME                   SHARES CURRENTLY BENEFICIALLY OWNED           AGGREGATE AMOUNT OF FUNDS REQUIRED
                       (EXCLUSIVE OF SHARES ISSUABLE UNDER EXISTING  TO PURCHASE:
                       OPTIONS NOT YET EXERCISED):
Bob Binsky             139,874                                       $98,015
Michael W. Gardner     1,000                                         $ 1,250
Theodore P. Schwartz   12,848                                        $ 1,800 (estimate)
Charles T. Sherman     83,670                                        $68,337 (estimate)
Kenneth J. Warren      0                                             NA

         All of the shares of Stock reported as beneficially owned by Mr. Binsky (exclusive of 20,000 shares issuable under existing options not yet exercised) were purchased with the personal funds of Mr. Binsky.

         All of the shares of Stock beneficially owned by Mr. Gardner were purchased with the personal funds of Mr. Gardner.

                                                         PAGE  9  OF  23  PAGES


         2,848 of the shares of Stock beneficially owned by Mr. Schwartz were purchased with the personal funds of Mr. Schwartz and 10,000 of the shares of Stock beneficially owned by Mr. Schwartz were given to him by Resource General as part of a compensation package.

         59,250 of the shares of Stock beneficially owned by Mr. Sherman were purchased with the personal funds of Mr. Sherman and 10,000 of the shares of Stock beneficially owned by Mr. Sherman were given to him by Resource General as part of a compensation package. 14,220 of the shares of Stock as to which Mr. Sherman shares voting and dispositive power with his parents were purchased with the personal funds of Mr. Sherman's parents. 200 of the shares of Stock directly owned by Mr. Sherman's wife, as to which Mr. Sherman has no voting or dispositive power, were purchased with the personal funds of Mrs. Sherman. 19,000 shares of Stock reported as beneficially owned by Mr. Sherman are shares issuable under existing options not yet exercised.

         On March 25, 1996, Mr. Schwartz and Mr. Sherman entered into an agreement to purchase 200,000 shares of Stock from Paul Gillmore (the "Gillmore Agreement"). No shares have yet been purchased under the Gillmore Agreement. The total purchase price for the shares is $250,000 ($1.25 per share). Forty thousand of the shares will be purchased with a down payment of $50,000. The purchase of the remaining 160,000 shares will be financed by Mr. Gillmore. Mr. Schwartz and Mr. Sherman will execute a promissory note payable to Mr. Gillmore providing for repayment of the remaining $200,000 in 16 quarterly payments. The quarterly payment for the first year will be $6,250, the quarterly payments for the second and third years will be $12,500 and the quarterly payment for the fourth year will be $18,750. Interest will be paid on the unpaid balance of the note at the rate of four percent per annum. Upon receipt of each quarterly payment, 5,000 shares per quarter will be transferred the first year, 10,000 shares per quarter in the second and third years and 15,000 shares per quarter in the fourth year. In addition, Mr. Schwartz and Mr. Sherman have agreed to grant Mr. Gillmore an option for 20,000 shares.

         On March 28, 1996, Mr. Schwartz and Mr. Sherman also entered into an agreement to purchase 110,000 shares of Stock from Mr. Lyman Brownfield (the "Brownfield Agreement"). No shares have yet been purchased under the Brownfield Agreement. The total purchase price for the shares is $137,500 ($1.25 per share). Twenty thousand shares will be purchased with a downpayment of $25,000. The remaining 90,000 shares will be purchased over a five-year period, with 9,000 shares being purchased in year one, 18,000 shares being purchased in each of years two, three and four and 27,000 shares being purchased in year five. The purchase of the 90,000 shares of Stock will be financed by Mr. Brownfield. Mr. Schwartz and Mr. Sherman will execute a promissory note to payable to Mr. Brownfield in the amount of $112,500. The promissory note will be repayable in quarterly installments at an interest rate of four percent per annum. As each quarterly payment is made, 25 percent of the shares allocable to the year in which the shares are purchased will be transferred to Mr. Schwartz and Mr. Sherman.

                                                         PAGE  10  OF  23  PAGES


         Mr. Schwartz and Mr. Sherman have also agreed to give Mr. Brownfield an option for 20,000 shares.

         All payments required by the Gillmore Agreement and the Brownfield Agreement ($387,500) will be financed with the personal funds of the Reporting Persons. Each of the Reporting Persons has orally agreed to contribute a percentage of the total payments required by the Gillmore Agreement and the Brownfield Agreement and, in turn, each of the Reporting Persons will acquire a corresponding percentage of the total shares being acquired (310,000 shares). Mr. Binsky will finance approximately 30.08% of the total payments ($116,560), Mr. Gardner will finance approximately 5% of the total payments ($19,375), Mr. Schwartz will finance approximately 31.665% of the total payments ($122,702), Mr. Sherman will finance approximately 31.665% of the total payments ($122,702), and Mr. Warren will finance approximately 1.59% of the total payments ($6,161). Each of the Reporting Persons will be responsible for the amounts due under the Gillmore Agreement and the Brownfield Agreement on a several, but not joint, basis.

         The Gillmore Agreement is set forth on Exhibit A attached hereto and incorporated herein by reference. The Brownfield Agreement is set forth on Exhibit B attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

         The acquisition of the Stock is being made for the following purposes:

         (a) The Reporting Persons plan to attempt to acquire control of Resource General.

         (b) The Reporting Persons plan to explore the benefits of eliminating Resource General and maintaining PH Hydraulics, an existing subsidiary of Resource General.

         (c) The Reporting Persons plan to attempt to increase shareholder value.

                                                         PAGE  11  OF  23  PAGES


Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number and percentage (based on 1,085,820 shares of Stock outstanding as reported in Resource General's Preliminary Proxy Statement for the 1996 Annual Meeting of Shareholders of Resource General) of Stock beneficially owned by and as to which there is a right to acquire with respect to each of the Reporting Persons and the Reporting Group as a whole are as follows:

                    CURRENTLY BENEFICIALLY OWNED          RIGHT TO ACQUIRE(1)                AGGREGATE

NAME                   NUMBER OF     PERCENT OF       NUMBER OF     PERCENT OF       NUMBER OF     PERCENT OF
                         SHARES      OUTSTANDING       SHARES       OUTSTANDING       SHARES       OUTSTANDING
Bob Binsky             159,874(2)     14.4%            93,248           8.4%          253,122          22.9%

Michael W.               1,000          .1%            15,500           1.4%           16,500           1.5%
Gardner

Theodore P.             12,848         1.2%          98,161.5           9.0%        111,009.5          10.2%
Schwartz

Charles T.             102,670(3)      9.3%          98,161.5           8.9%        200,831.5          18.2%
Sherman

Kenneth J.                   0          --              4,929            .4%            4,929            .4%
Warren

Reporting
Group                  276,392          25%           310,000          28.1%          586,392          53.2%

         (b) Each of Mr. Binsky, Mr. Gardner and Mr. Schwartz has the sole power to vote or direct the voting and to dispose or direct the disposition of the Stock currently beneficially owned by him (exclusive of 20,000 unissued shares reported as beneficially owned by Mr. Binsky which are the subject of currently issued but unexercised options). Mr. Sherman's wife has sole voting and dispositive shares with respect to 200 shares reported as beneficially owned by Mr. Sherman. Mr. Sherman shares the power to vote or direct the voting and to dispose or direct the disposition of 14,220 shares of the Stock currently beneficially owned by him with his parents. Mr. Sherman has the sole power to vote or direct the voting and to dispose or direct the disposition of the shares of the remaining 69,250 shares of Stock currently beneficially owned by him (exclusive of 19,000 unissued shares reported as beneficially owned by Mr. Sherman which are the subject of currently issued by unexercised options). Each Reporting Person will have the sole power to vote or direct the voting and to dispose or direct the disposition of the Stock which he has the right to acquire as described in Item 3.


- --------------------------
(1) Pursuant to the Gillmore Agreement and the Brownfield Agreement.
(2) Includes 20,000 shares subject to existing, unexercised options.
(3) Includes 19,000 shares subject to existing, unexercised options.

                                                         PAGE  12  OF  23  PAGES


         (c) The transactions in the shares of Stock of Resource General related to the Gillmore Agreement and the Brownfield Agreement are described in Item 3. No transactions in the Stock of Resource General have been affected by the Reporting Persons during the past 60 days other than as so described.

         (d) Michael Tsao has the right to receive the proceeds from the sale of 35,000 shares of the Stock owned by Mr. Binsky.

         (e)  [Not applicable.]

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Gillmore Agreement, the Brownfield Agreement and the oral agreement among the Reporting Persons are described above in Item 3. In addition, Mr. Brownfield and his wife have agreed (the "Voting Agreement") to vote the shares of Stock subject to the Brownfield Agreement in favor of a proposal to approve the sale of the Stock under the Brownfield Agreement. The Voting Agreement is attached as Exhibit D.

Item 7.  Material to be Filed as Exhibits

         Exhibit A -- Gillmore Agreement -- Page 18
         Exhibit B -- Brownfield Agreement -- Page 19
         Exhibit C -- Joint Filing Agreement -- Page 21
         Exhibit D - Voting Agreement - Page 22

                                                         PAGE  13  OF  23  PAGES

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1996
                                                /s/ Bob Binsky
                                                -------------------------------
                                                Bob Binsky

                                                         PAGE  14  OF  23  PAGES

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1996
                                                /s/ Michael W. Gardner
                                                -------------------------------
                                                Michael W. Gardner

                                                         PAGE  15  OF  23  PAGES


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1996

                                                /s/ Theodore P. Schwartz
                                                -------------------------------
                                                Theodore P. Schwartz

                                                         PAGE  16  OF  23  PAGES

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1996

                                                /s/ Charles T. Sherman
                                                -------------------------------
                                                Charles T. Sherman

                                                         PAGE  17  OF  23  PAGES


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1996

                                                 /s/ Kenneth J. Warren
                                                 ------------------------------
                                                 Kenneth J. Warren

                                                         PAGE  18  OF  23  PAGES


                                                                       EXHIBIT A

                                 March 25, 1996

Mr. Paul Gillmore
PO Box 123
Old Fort, OH 44861

Dear Mr. Gillmore,

Thank you for your quick response to our letter of March 14, 1996. I would ask you to sign the following letter agreement so Ted and I can start to firm up our financing.

I believe the following points convey our morning discussion.

1. A down payment of $50,000 for 40,000 shares at $1.25. The shares to be transferred upon presentation of the check.

2. The remaining 160,000 shares are to be purchased at $1.25 per share. A note will be signed to allow 16 quarterly payments starting 180 days after the initial payment of $50,000.

     Year one              quarterly payment of $6,250
     Year two              quarterly payment of $12,500
     Year three            quarterly payment of $12,500
     Year four             quarterly payment of $18,750

     Interest will be paid on the unpaid balance at the rate of 4% per annum. When the note is signed and down payment is made you will transfer voting power of your remaining shares to us.

3. Upon the payment of each quarterly payment, the following shares of stock will be transferred.

     Year one               5,000 shares per quarter
     Year two              10,000 shares per quarter
     Year three            10,000 shares per quarter
     Year four             15,000 shares per quarter

4. For additional consideration, for signing the agreement we will give you an option for 20,000 shares of RGI stock.

5. We would ask that you give us a 90 day exclusivity to put together our financing for the down payment.

6. Both parties will keep the agreement confidential until the proper documents are filed with the SEC.

The above agreement is subject to modifications by legal counsel.

                                                     Sincerely,

                                                     /s/ C.T. Sherman

                                                     C.T. Sherman
                                                     President

Concur

/s/ Paul M. Gillmor
- ----------------------------------------
Paul Gillmore

                                                         PAGE  19  OF  23  PAGES


                                                                       EXHIBIT B

                                 March 28, 1996

Mr. Lyman Brownfield
Brownfield Law Offices
341 S. 3rd St.
Suite 10
Columbus, OH 43215

Dear Lyman,

Ted Schwartz and Chuck Sherman (buyers) are pleased to offer the Brownfield family (sellers) the following offer to purchase the approximately 110,000 shares of Resource General stock for $1.25 per share. We would structure the transaction as follows:

1. A down payment of $25,000 for 20,000 shares, the selection of which will be made by seller. The shares to be transferred upon presentation of the check.

2. The remaining approximately 90,000 shares will be purchased over five years at the following rate:

     Year One                              9,000 shares @ $1.25 =  $ 11,200
     Year Two                             18,000 shares @ $1.25 =  $ 22,500
     Year Three                           18,000 shares @ $1.25 =  $ 22,500
     Year Four                            18,000 shares @ $1.25 =  $ 22,500
     Year Five    Approximately remaining 27,000 shares @ $1.25 =  $ 33,750
                                                                   --------
                                                    90,000 shares  $112,500

3. Payments will be made quarterly, interest on unpaid balances will be paid quarterly at the rate of 4% per annum. When the note is signed and the down payment made you will transfer voting power of the remaining shares to us subject to cancellation upon 45 days default. Quarterly payments will start 180 days after the execution of the note. When each quarterly payment is made, 25% of the years shares will be transferred to buyers.

4.   For additional consideration, for signing the agreement

     a) Buyer gives seller an option for 20,000 shares of Resource stock at $1.25 per share. The option is to be valid for five years from the date of closing of the agreement.

     b) Forgiveness of all debt owed by Lyman Brownfield to Resource General and all subsidiaries, as part of a mutual release

     c) Forgiveness of Candy Brownfield's stock subscription receivable, as part of a mutual release

                                                         PAGE  20  OF  23  PAGES




     d) Seller, at the end of two and one half years, has right to sell one half of buyers remaining Resource stock to the public. However, no more than 5,000 shares may be sold each quarter so that market equalibrium is not affected.

5. Buyer gives seller a 90 day exclusivity to put together our financing for the down payment.

6. Both parties will keep the agreement confidential until proper documents are filed with the SEC.

7. Lyman Brownfield will prepare a release agreement terminating all claims he has against Resource General, to be a mutual release between Resource General and Lyman Brownfield.

The above document is subject to non-substantive modification of legal counsel.

                                                /s/ C.T. Sherman           3/30
                                                --------------------------------
                                                C.T. Sherman

                                                /s/ T.P. Schwartz
                                                --------------------------------
                                                T.P. Schwartz

Concur:

/s/ Lyman Brownfield
- ----------------------------------
Lyman Brownfield


/s/ Candace Brownfield     3/30/96
- ----------------------------------
Candace Brownfield


- ----------------------------------
Charlotte Huddle

                                                         PAGE  21  OF  23  PAGES


                                                                       EXHIBIT C


                                    AGREEMENT

      Pursuant to Rule 13d-1(f)(1), Bob Binsky, Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren agree that this Statement on
Schedule 13D, to which this Agreement is attached as Exhibit C, and any amendments thereto are filed on behalf of each of them. This agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.

Dated:  April 3, 1996

                                                /s/ Bob Binsky
                                                -------------------------------
                                                Bob Binsky


                                                /s/ Michael W. Gardner
                                                -------------------------------
                                                Michael W. Gardner


                                                /s/ Theodore P. Schwartz
                                                -------------------------------
                                                Theodore P. Schwartz


                                                /s/ Charles T. Sherman
                                                -------------------------------
                                                Charles T. Sherman


                                                /s/ Kenneth J. Warren
                                                -------------------------------
                                                Kenneth J. Warren

                                                         PAGE  22  OF  23  PAGES


                                                                       EXHIBIT D


In consideration of the agreement to purchase shares in Resource General which I own, and in expending monies to prepare for a special meeting of shareholders of Resource General, the undersigned agrees to vote all shares of Resource General, owned by the undersigned, or with respect to, which the undersigned has the power to vote, at the special meeting of shareholders of Resource General, in favor of a proposal that Chuck Sherman and others purchase my shares.

/s/ Lyman Brownfield
- ---------------------------------
Lyman Brownfield


/s/ Candace Brownfield     4/3/96
- ---------------------------------
Candace Brownfield


Dated:  April 3, 1996

                                                         PAGE  23  OF  23  PAGES






                            INTENTIONALLY LEFT BLANK

                                                              PAGE 1 OF 23 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          RESOURCE GENERAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   761210 103
                                 (CUSIP Number)

                                KENNETH J. WARREN
                        41 SOUTH HIGH STREET, SUITE 2300
                              COLUMBUS, OHIO 43215
                                 (614) 222-3015
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  APRIL 2, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D


CUSIP NO.  761210 103                                         PAGE 2 OF 23 PAGES

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bob Binsky                                      ###-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                        (b) / /

 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      PF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 / /


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canadian


    NUMBER OF             7     SOLE VOTING POWER

     SHARES                     139,874

  BENEFICIALLY            8     SHARED VOTING POWER

    OWNED BY                    0

      EACH                9     SOLE DISPOSITIVE POWER

   REPORTING                    139,874

     PERSON              10     SHARED DISPOSITIVE POWER

      WITH                      0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      159,874

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%

14    TYPE OF REPORTING PERSON*

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  761210 103                                         PAGE 3 OF 23 PAGES



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael W. Gardner                              ###-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                        (b) / /

 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      PF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


   NUMBER OF              7     SOLE VOTING POWER

     SHARES                     1,000

  BENEFICIALLY            8     SHARED VOTING POWER

    OWNED BY

      EACH                9     SOLE DISPOSITIVE POWER

   REPORTING                    1,000

     PERSON              10     SHARED DISPOSITIVE POWER

      WITH


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .1%

14    TYPE OF REPORTING PERSON*

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  761210 103                                         PAGE 4 OF 23 PAGES



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theodore P. Schwartz                            ###-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      PF, SC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


    NUMBER OF             7     SOLE VOTING POWER

     SHARES                     12,848

  BENEFICIALLY            8     SHARED VOTING POWER

    OWNED BY                    0

      EACH                9     SOLE DISPOSITIVE POWER

   REPORTING                    12,848

     PERSON              10     SHARED DISPOSITIVE POWER

      WITH                      0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,848

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1%

14    TYPE OF REPORTING PERSON*

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  761210 103                                         PAGE 5 OF 23 PAGES



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles T. Sherman                              ###-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      PF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


   NUMBER OF              7     SOLE VOTING POWER

     SHARES                     69,250

  BENEFICIALLY            8     SHARED VOTING POWER

    OWNED BY                    0

      EACH                9     SOLE DISPOSITIVE POWER

   REPORTING                    69,250

     PERSON              10     SHARED DISPOSITIVE POWER

      WITH                      0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      88,450

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%

14    TYPE OF REPORTING PERSON*

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  761210 103                                         PAGE 6 OF 23 PAGES

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kenneth J. Warren                               ###-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                        (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      NA

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

    NUMBER OF             7     SOLE VOTING POWER

     SHARES                     0
  BENEFICIALLY            8     SHARED VOTING POWER

    OWNED BY                    0
      EACH                9     SOLE DISPOSITIVE POWER

   REPORTING                    0
     PERSON              10     SHARED DISPOSITIVE POWER

      WITH                      0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0

14    TYPE OF REPORTING PERSON*

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 7 OF 23 PAGES

Item 1.   Security and Issuer

          This statement relates to the common stock, without par value (the "Stock"), of Resource General Corporation, whose principal executive office is located at 2365 Scioto Harper Drive, Columbus, Ohio 43204 ("Resource General").

Item 2.   Identity and Background

          This statement is being filed by a group (the "Reporting Group") consisting of Bob Binsky, Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren (collectively, the "Reporting Persons"). The Reporting Group is an informal association of individuals whose sole business purpose is the acquisition of the Stock of Resource General as set forth herein. The Reporting Group does not have a name, place of organization, principal business address or principal office address. The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of each of the Reporting Persons are as follows:

                 Bob Binsky
                 Chief Executive Officer
                 Cable Link, Inc.
                 280 Cozzins Street
                 Columbus, OH  43215-2379
                 (Telecommunications refurbishing and marketing)

                 Michael W. Gardner
                 Vice President of Manufacturing
                 PH Hydraulics and Automation, Inc.
                 2365 Scioto Harper Drive
                 Columbus, OH  43204
                 (Manufacturer of hydraulic presses and injection molding machines)

                 Theodore P. Schwartz
                 Senior Vice President
                 PH Hydraulics and Automation, Inc.
                 2365 Scioto Harper Drive
                 Columbus, OH  43204
                 (Manufacturer of hydraulic presses and injection molding machines)

                 Charles T. Sherman
                 President
                 PH Hydraulics and Automation, Inc.
                 2365 Scioto Harper Drive
                 Columbus, OH  43204
                 (Manufacturer of hydraulic presses and injection molding machines)

                                                              PAGE 8 OF 23 PAGES

                 Kenneth J. Warren, Esq.
                 41 South High Street, Suite 2300
                 Columbus, OH  43215-6188
                 (Attorney at Law)

          (d) Neither the Reporting Group nor any Reporting Person has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Group nor any Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren are citizens of the United States of America. Bob Binsky is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration

          The aggregate amount of funds required to purchase the shares currently owned by each Reporting Person is as follows:

NAME                    SHARES CURRENTLY BENEFICIALLY OWNED    AGGREGATE AMOUNT OF FUNDS REQUIRED TO
                        (EXCLUSIVE OF SHARES ISSUABLE UNDER    PURCHASE:
                        EXISTING OPTIONS NOT YET EXERCISED):

Bob Binsky              139,874                                $98,015
Michael W. Gardner      1,000                                  $1,250
Theodore P. Schwartz    12,848                                 $1,800 (estimate)
Charles T. Sherman      69,450                                 $68,337 (estimate)
Kenneth J. Warren       0                                      NA

          109,234 of the shares of Stock reported as beneficially owned by Mr. Binsky were purchased with the personal funds of Mr. Binsky. 30,640 of the shares of Stock reported as beneficially owned by Mr. Binsky, as to which he has sole voting and dispositive power, were purchased, and are owned, by Michael Tsao. 20,000 shares of Stock reported as beneficially owned by Mr. Binsky are shares issuable under existing options not yet exercised.

          All of the shares of Stock beneficially owned by Mr. Gardner were purchased with the personal funds of Mr. Gardner.

                                                              PAGE 9 OF 23 PAGES

          2,848 of the shares of Stock beneficially owned by Mr. Schwartz were purchased with the personal funds of Mr. Schwartz and 10,000 of the shares of Stock beneficially owned by Mr. Schwartz were given to him by Resource General as part of a compensation package.

          59,250 of the shares of Stock beneficially owned by Mr. Sherman were purchased with the personal funds of Mr. Sherman and 10,000 of the shares of Stock beneficially owned by Mr. Sherman were given to him by Resource General as part of a compensation package. 200 of the shares of Stock directly owned by Mr. Sherman's wife, as to which Mr. Sherman has no voting or dispositive power, were purchased with the personal funds of Mrs. Sherman. 19,000 shares of Stock reported as beneficially owned by Mr. Sherman are shares issuable under existing options not yet exercised.

          On April 3, 1996, Mr. Schwartz and Mr. Sherman entered into an agreement to purchase 200,000 shares of Stock from Paul Gillmor (the "Gillmor Agreement"), which agreement superseded an earlier agreement dated March 25, 1996. No shares have yet been purchased under the Gillmor Agreement. The total purchase price for the shares is $250,000 ($1.25 per share). 40,000 of the shares will be purchased and transferred with a down payment of $50,000. The purchase of the remaining 160,000 shares will be financed by Mr. Gillmor. Mr. Schwartz and Mr. Sherman will execute a promissory note payable to Mr. Gillmor providing for repayment of the remaining $200,000 in 16 quarterly payments. The quarterly payment for the first year will be $6,250, the quarterly payments for the second and third years will be $12,500 and the quarterly payment for the fourth year will be $18,750. Interest will be paid on the unpaid balance of the note at the rate of four percent per annum. Upon receipt of each quarterly payment, 5,000 shares per quarter will be transferred the first year, 10,000 shares per quarter will be transferred in the second and third years and 15,000 shares per quarter will be transferred in the fourth year. However, the power to vote all of the remaining shares will be transferred to Mr. Schwartz and Mr. Sherman when the downpayment of $50,000 is made and the promissory note for the remaining shares is executed. In addition, Mr. Schwartz and Mr. Sherman have agreed to grant Mr. Gillmor an option for 20,000 shares owned by the Reporting Group.

          On April 2, 1996, Mr. Schwartz and Mr. Sherman also entered into an agreement to purchase 110,000 shares of Stock from Mr. Lyman Brownfield, Ms. Candace Brownfield and Ms. Charlotte Huddle (the "Brownfield Agreement"), which agreement superseded an earlier agreement dated March 28, 1996. No shares have yet been purchased under the Brownfield Agreement. The total purchase price for the shares is $137,500 ($1.25 per share). 20,000 shares will be purchased and transferred with a downpayment of $25,000. The remaining 90,000 shares will be purchased over a five-year period, with 9,000 shares being purchased in year one, 18,000 shares being purchased in each of years two, three and four and 27,000 shares being purchased in year five. The purchase of the 90,000 shares of Stock will be financed by Mr. Brownfield. Mr. Schwartz and Mr. Sherman will execute a promissory note payable

                                                             PAGE 10 OF 23 PAGES

          to Mr. Brownfield in the amount of $112,500. The promissory note will be repayable in quarterly installments at an interest rate of four percent per annum. As each quarterly payment is made, 25 percent of the shares allocable to the year in which the shares are purchased will be transferred to Mr. Schwartz and Mr. Sherman. Upon execution of the promissory note and payment of the $25,000 downpayment, Mr. Brownfield will transfer voting power for the remaining 90,000 shares to Mr. Schwartz and Mr. Sherman, subject to cancellation upon 45 days default.

          All payments required by the Gillmor Agreement and the Brownfield Agreement ($387,500) will be financed with the personal funds of the Reporting Persons. Each of the Reporting Persons has orally agreed to contribute a percentage of the total payments required by the Gillmor Agreement and the Brownfield Agreement and, in turn, each of the Reporting Persons will acquire a corresponding percentage of the total shares being acquired (310,000 shares). Mr. Binsky will finance approximately 30.08% of the total payments ($116,560), Mr. Gardner will finance approximately 5% of the total payments ($19,375), Mr. Schwartz will finance approximately 31.665% of the total payments ($122,702), Mr. Sherman will finance approximately 31.665% of the total payments ($122,702), and Mr. Warren will finance approximately 1.59% of the total payments ($6,161). Each of the Reporting Persons will be responsible for the amounts due under the Gillmor Agreement and the Brownfield Agreement on a several, but not joint, basis.

          In addition to using funds derived from personal resources, the Reporting Persons are contemplating the following to fund the debt due under the promissory notes executed in connection with the Gillmor Agreement and the Brownfield Agreement:

               (1). The sale of a portion of the Stock acquired under the agreements to an employee stock ownership plan which may be formed for Resource General. The employee stock ownership plan would fund the purchase of the stock with bank debt.

               (2). The sale of a portion of the Stock acquired under the agreements to third parties including, but not limited to, directors, officers, employees and shareholders of Resource General.

          The Gillmor Agreement is set forth on Exhibit A attached hereto and incorporated herein by reference. The Brownfield Agreement is set forth on Exhibit B attached hereto and incorporated herein by reference.

                                                             PAGE 11 OF 23 PAGES

Item 4.   Purpose of Transaction

          The acquisition of the Stock is being made for the following purposes:

          (a) The Reporting Persons plan to attempt to acquire control of Resource General.

          (b) The Reporting Persons plan to explore the benefits of eliminating Resource General and maintaining PH Hydraulics and Automation, Inc., an existing subsidiary of Resource General.

          (c) The Reporting Persons plan to attempt to increase shareholder value.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number and percentage (based on 1,085,820 shares of Stock outstanding as reported in Resource General's Preliminary Proxy Statement for the 1996 Annual Meeting of Shareholders of Resource General) of Stock beneficially owned by and as to which there is a right to acquire with respect to each of the Reporting Persons and the Reporting Group as a whole are as follows:

                 CURRENTLY BENEFICIALLY OWNED         RIGHT TO ACQUIRE(1)                  AGGREGATE

NAME              NUMBER OF       PERCENT OF      NUMBER OF       PERCENT OF       NUMBER OF      PERCENT OF
                   SHARES        OUTSTANDING        SHARES       OUTSTANDING        SHARES        OUTSTANDING

  Bob Binsky      159,874(2)           14.7%         93,248           8.6%           253,122         23.3%
  Michael W.        1,000                .1%         15,500           1.4%            16,500          1.5%
  Gardner
  Theodore P.      12,848               1.2%       98,161.5           9.0%         111,009.5         10.2%
  Schwartz
  Charles T.       88,450(3)            8.2%       98,161.5           9.0%         186,611.5         17.2%
  Sherman
  Kenneth J.            0               --            4,929            .4%             4,929           .4%
  Warren
  Reporting       276,172              25.4%        310,000          28.6%           572,172         52.7%
  Group

          (b) Each of Mr. Gardner and Mr. Schwartz has the sole power to vote or direct the voting and to dispose or direct the disposition of the Stock currently beneficially owned by him.

- -----------------
(1) Pursuant to the Gillmor Agreement and the Brownfield Agreement.
(2) Includes 20,000 shares subject to existing, unexercised options.
(3) Includes 19,000 shares subject to existing, unexercised options.

                                                             PAGE 12 OF 23 PAGES

          Mr. Binsky has the sole power to vote or direct the voting and to dispose or direct the disposition of the 30,640 shares of the Stock reported as beneficially owned by Mr. Binsky which are owned, and were purchased, by Michael Tsao. Mr. Binsky has the sole power to vote or direct the voting and to dispose or direct the disposition of the remaining 109,234 shares of Stock currently beneficially owned by him (exclusive of 20,000 unissued shares reported as beneficially owned by Mr. Binsky which are the subject of currently issued but unexercised options).

                      The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of Michael Tsao are as follows:

                                  Michael Tsao
                                  President
                                  Kahiki Food, Inc.
                                  3583 E. Broad Street
                                  Columbus, OH  43213
                                  (Restaurant)

                      Mr. Tsao has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                      Mr. Tsao has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                      Michael Tsao is a citizen of the United States of America.

          Mr. Sherman's wife has sole voting and dispositive power with respect to 200 shares reported as beneficially owned by Mr. Sherman. Mr. Sherman has the sole power to vote or direct the voting and to dispose or direct the disposition of the shares of the remaining 69,250 shares of Stock currently beneficially owned by him (exclusive of 19,000 unissued shares reported as beneficially owned by Mr. Sherman which are the subject of currently issued but unexercised options).

          Each Reporting Person will have the sole power to vote or direct the voting and to dispose or direct the disposition of the Stock which he has the right to acquire as described in Item 3.

                                                             PAGE 13 OF 23 PAGES

          (c) The transactions in the shares of Stock of Resource General related to the Gillmor Agreement and the Brownfield Agreement are described in Item 3. No transactions in the Stock of Resource General have been effected by the Reporting Persons during the past 60 days other than as so described. However, as of April 23, 1996, Mr. Sherman disclaims any power to vote or direct the vote or any power to dispose or direct the disposition of 14,220 shares of Stock owned by his parents previously reported as beneficially owned by Mr. Sherman in the
                 Schedule 13D filed by the Reporting Group on April 4, 1996.

          (d) Michael Tsao has the right to receive the proceeds from the sale of 35,000 shares of the Stock owned by Mr. Binsky.

          (e)    [Not applicable.]

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Gillmor Agreement, the Brownfield Agreement and the oral agreement among the Reporting Persons are described above in Item 3. In addition, Mr. Brownfield and his wife have agreed (the "Voting Agreement") to vote the shares of Stock subject to the Brownfield Agreement in favor of a proposal to approve the sale of the Stock under the Brownfield Agreement. The Voting Agreement is attached as Exhibit D.

Item 7.   Material to be Filed as Exhibits

          Exhibit A -- Gillmor Agreement -- Page 19
          Exhibit B -- Brownfield Agreement -- Page 20
          Exhibit C -- Joint Filing Agreement -- Page 22
          Exhibit D -- Voting Agreement -- Page 23

                                                             PAGE 14 OF 23 PAGES

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1996

                                                    /s/ Bob Binsky
                                                    ------------------------
                                                    Bob Binsky

                                                             PAGE 15 OF 23 PAGES

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1996

                                               /s/ Michael W. Gardner
                                               ----------------------------
                                               Michael W. Gardner

                                                             PAGE 16 OF 23 PAGES

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1996

                                                /s/ Theodore P. Schwartz
                                                ----------------------------
                                                Theodore P. Schwartz

                                                             PAGE 17 OF 23 PAGES

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1996

                                                 /s/ Charles T. Sherman
                                                 --------------------------
                                                 Charles T. Sherman

                                                             PAGE 18 OF 23 PAGES

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1996

                                                  /s/ Kenneth J. Warren
                                                  --------------------------
                                                  Kenneth J. Warren

                                                             PAGE 19 OF 23 PAGES

                                                                       EXHIBIT A

Mr. Paul Gillmore
PO Box 123
Old Fort, OH 44861

Dear Mr. Gillmore,

Thank you for your quick response to our letter of March 14, 1996. I would ask you to sign the following letter agreement so Ted and I can start to firm up our financing.

I believe the following points convey our morning discussion.

1. A down payment of $50,000 for 40,000 shares at $1.25. The shares to be transferred upon presentation of the check.

2. The remaining 160,000 shares are to be purchased at $1.25 per share. A note will be signed to allow 16 quarterly payments starting 180 days after the initial payment of $50,000.

    Year one         quarterly payment of $6,250
    Year two         quarterly payment of $12,500
    Year three       quarterly payment of $12,500
    Year four        quarterly payment of $18,750

    Interest will be paid on the unpaid balance at the rate of 4% per annum. When the note is signed and down payment is made you will transfer voting power of your remaining shares to us.

3. Upon the payment of each quarterly payment, the following shares of stock will be transferred.

    Year one          5,000 shares per quarter
    Year two         10,000 shares per quarter
    Year three       10,000 shares per quarter
    Year four        15,000 shares per quarter

4. For additional consideration, for signing the agreement we will give you an option for 20,000 shares of RGI stock.

5. We would ask that you give us a 90 day exclusivity to put together our financing for the down payment.

6. Both parties will keep the agreement confidential until the proper documents are filed with the SEC.

The above agreement is subject to modifications by legal counsel.

                                      Sincerely,

                                      /s/ C.T. Sherman                  4/2/96
                                      ----------------------------------------
                                      C.T. Sherman

                                      /s/ T.P. Schwartz                 4/2/96
                                      ----------------------------------------
                                      T.P. Schwartz

Concur

/s/ Paul M. Gillmor                           Date:   4/3/96
- ---------------------------------                  -----------------
Paul Gillmore

                                                             PAGE 20 OF 23 PAGES

                                                                       EXHIBIT B

                                  April 2, 1996

Mr. Lyman Brownfield
Brownfield Law Offices
341 S. 3rd St.
Suite 10
Columbus, OH 43215

Dear Lyman,

Ted Schwartz and Chuck Sherman (buyers) are pleased to offer the Brownfield family (sellers) the following offer to purchase the approximately 110,000 shares of Resource General stock for $1.25 per share. We would structure the transaction as follows:

1. A down payment of $25,000 for 20,000 shares, the selection of which will be made by seller. The shares to be transferred upon presentation of the check.

2. The remaining approximately 90,000 shares will be purchased over five years at the following rate:

    Year One                                  9,000 shares @ $1.25 =   $ 11,200
    Year Two                                 18,000 shares @ $1.25 =   $ 22,500
    Year Three                               18,000 shares @ $1.25 =   $ 22,500
    Year Four                                18,000 shares @ $1.25 =   $ 22,500
    Year Five  Approximately remaining       27,000 shares @ $1.25 =   $ 33,750
                                                                       --------
                                                       90,000 shares   $112,500

3. Payments will be made quarterly, interest on unpaid balances will be paid quarterly at the rate of 4% per annum. When the note is signed and the down payment made you will transfer voting power of the remaining shares to us subject to cancellation upon 45 days default. Quarterly payments will start 180 days after the execution of the note. When each quarterly payment is made, 25% of the years shares will be transferred to buyers.

4. Buyer gives seller a 90 day exclusivity to put together our financing for the down payment.

5. Both parties will keep the agreement confidential until proper documents are filed with the SEC.

                                                             PAGE 21 OF 23 PAGES

                                                                       EXHIBIT B

The above document is subject to non-substantive modification of legal counsel.

                                           /s/ C.T. Sherman
                                           ---------------------------
                                           C.T. Sherman

                                           /s/ T.P. Schwartz
                                           ---------------------------
                                           T.P. Schwartz

Concur:

/s/ Lyman Brownfield
- ---------------------------
Lyman Brownfield

/s/ Candace Brownfield
- ---------------------------
Candace Brownfield

/s/ Charlotte Huddle
- ---------------------------
Charlotte Huddle

                                                             PAGE 22 OF 23 PAGES

                                                                       EXHIBIT C

                                    AGREEMENT

         Pursuant to Rule 13d-1(f)(1), Bob Binsky, Michael W. Gardner, Theodore
P. Schwartz, Charles T. Sherman and Kenneth J. Warren agree that this Statement on Schedule 13D, to which this Agreement is attached as Exhibit C, and any amendments thereto are filed on behalf of each of them. This agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.

Dated:  April 23, 1996

                                     /s/ Bob Binsky
                                     -----------------------------------
                                     Bob Binsky

                                     /s/ Michael W. Gardner
                                     -----------------------------------
                                     Michael W. Gardner

                                     /s/ Theodore P. Schwartz
                                     -----------------------------------
                                     Theodore P. Schwartz

                                     /s/ Charles T. Sherman
                                     -----------------------------------
                                     Charles T. Sherman

                                     /s/ Kenneth J. Warren
                                     -----------------------------------
                                     Kenneth J. Warren

                                                             PAGE 23 OF 23 PAGES

                                                                       EXHIBIT D

In consideration of the agreement to purchase shares in Resource General which I own, and in expending monies to prepare for a special meeting of shareholders of Resource General, the undersigned agrees to vote all shares of Resource General, owned by the undersigned, or with respect to, which the undersigned has the power to vote, at the special meeting of shareholders of Resource General, in favor of a proposal that Chuck Sherman and others purchase my shares.

/s/ Lyman Brownfield
- -----------------------------------
Lyman Brownfield

/s/ Candace Brownfield    4/3/96
- -----------------------------------
Candace Brownfield


Dated:  April 3, 1996

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          RESOURCE GENERAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   761210 103
                                 (CUSIP Number)

                                KENNETH J. WARREN
                        41 SOUTH HIGH STREET, SUITE 2300
                              COLUMBUS, OHIO 43215
                                 (614) 222-3015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 APRIL 26, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

- -----------------------------------------------                    --------------------------------------------
CUSIP NO.     761210   103                                               Page     2     of    33    Pages
          -------------------                                                 ---------    --------
- -----------------------------------------------                    --------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
         1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bob Binsky                                                   ###-##-####
- ---------------------------------------------------------------------------------------------------------------
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (A) /x/
                                                                                                       (B) / /

- ---------------------------------------------------------------------------------------------------------------
         3   SEC USE ONLY

- ---------------------------------------------------------------------------------------------------------------
         4   SOURCE OF FUNDS*

             PF
- ---------------------------------------------------------------------------------------------------------------
         5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

- ---------------------------------------------------------------------------------------------------------------
         6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Canadian
- ---------------------------------------------------------------------------------------------------------------
                                      7   SOLE VOTING POWER

         NUMBER OF                        139,874
                           ------------------------------------------------------------------------------------
          SHARES                      8   SHARED VOTING POWER

       BENEFICIALLY
                                          0
         OWNED BY
                           ------------------------------------------------------------------------------------
           EACH                       9   SOLE DISPOSITIVE POWER

         REPORTING
                                          139,874
          PERSON
                           ------------------------------------------------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
           WITH

                                          0
- ---------------------------------------------------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             159,874
- ---------------------------------------------------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   / /


- ---------------------------------------------------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.5%
- ---------------------------------------------------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

             IN
- ---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- -----------------------------------------------                    --------------------------------------------
CUSIP NO.     761210   103                                               Page      3    of    33    Pages
          -------------------                                                 ---------    --------
- -----------------------------------------------                    --------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
         1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Michael W. Gardner                                           ###-##-####
- ---------------------------------------------------------------------------------------------------------------
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (A) /x/
                                                                                                       (B) / /

- ---------------------------------------------------------------------------------------------------------------
         3   SEC USE ONLY

- ---------------------------------------------------------------------------------------------------------------
         4   SOURCE OF FUNDS*

             PF
- ---------------------------------------------------------------------------------------------------------------
         5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

- ---------------------------------------------------------------------------------------------------------------
         6   CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
- ---------------------------------------------------------------------------------------------------------------
                                      7   SOLE VOTING POWER

         NUMBER OF                        1,000
                           ------------------------------------------------------------------------------------
          SHARES                      8   SHARED VOTING POWER

       BENEFICIALLY

         OWNED BY
                           ------------------------------------------------------------------------------------
           EACH                       9   SOLE DISPOSITIVE POWER

         REPORTING
                                          1,000
          PERSON
                           ------------------------------------------------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
           WITH


- ---------------------------------------------------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000
- ---------------------------------------------------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   / /


- ---------------------------------------------------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1%
- ---------------------------------------------------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

            IN
- ---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- -----------------------------------------------                    --------------------------------------------
CUSIP NO.     761210   103                                               Page     4     of    33    Pages
          -------------------                                                 ---------    --------
- -----------------------------------------------                    --------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
         1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Theodore P. Schwartz                                         ###-##-####
- ---------------------------------------------------------------------------------------------------------------
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (A) /x/
                                                                                                       (B) / /

- ---------------------------------------------------------------------------------------------------------------
         3   SEC USE ONLY

- ---------------------------------------------------------------------------------------------------------------
         4   SOURCE OF FUNDS*

             PF, SC
- ---------------------------------------------------------------------------------------------------------------
         5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

- ---------------------------------------------------------------------------------------------------------------
         6   CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
- ---------------------------------------------------------------------------------------------------------------
                                      7   SOLE VOTING POWER

         NUMBER OF                        12,148
                           ------------------------------------------------------------------------------------
          SHARES                      8   SHARED VOTING POWER

       BENEFICIALLY
                                          314,064
         OWNED BY
                           ------------------------------------------------------------------------------------
           EACH                       9   SOLE DISPOSITIVE POWER

         REPORTING
                                          12,148
          PERSON
                           ------------------------------------------------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
           WITH

                                          0
- ---------------------------------------------------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             326,212
- ---------------------------------------------------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   / /


- ---------------------------------------------------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.0%
- ---------------------------------------------------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

            IN
- ---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- -----------------------------------------------                    --------------------------------------------
CUSIP NO.     761210   103                                               Page      5    of    33    Pages
          -------------------                                                 ---------    --------
- -----------------------------------------------                    --------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
         1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Charles T. Sherman                                           ###-##-####
- ---------------------------------------------------------------------------------------------------------------
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (A) /x/
                                                                                                       (B) / /

- ---------------------------------------------------------------------------------------------------------------
         3   SEC USE ONLY

- ---------------------------------------------------------------------------------------------------------------
         4   SOURCE OF FUNDS*

             PF
- ---------------------------------------------------------------------------------------------------------------
         5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

- ---------------------------------------------------------------------------------------------------------------
         6   CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
- ---------------------------------------------------------------------------------------------------------------
                                      7   SOLE VOTING POWER

         NUMBER OF                        70,598
                           ------------------------------------------------------------------------------------
          SHARES                      8   SHARED VOTING POWER

       BENEFICIALLY
                                          314,064
         OWNED BY
                           ------------------------------------------------------------------------------------
           EACH                       9   SOLE DISPOSITIVE POWER

         REPORTING
                                          70,598
          PERSON
                           ------------------------------------------------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
           WITH

                                          0
- ---------------------------------------------------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             403,862
- ---------------------------------------------------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   / /


- ---------------------------------------------------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             36.6%
- ---------------------------------------------------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

            IN
- ---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- -----------------------------------------------                    --------------------------------------------
CUSIP NO.     761210   103                                               Page       6   of    33    Pages
          -------------------                                                 ---------    --------
- -----------------------------------------------                    --------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
         1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kenneth J. Warren                                            ###-##-####
- ---------------------------------------------------------------------------------------------------------------
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (A) /x/
                                                                                                       (B) / /

- ---------------------------------------------------------------------------------------------------------------
         3   SEC USE ONLY

- ---------------------------------------------------------------------------------------------------------------
         4   SOURCE OF FUNDS*

             NA
- ---------------------------------------------------------------------------------------------------------------
         5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      / /

- ---------------------------------------------------------------------------------------------------------------
         6   CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
- ---------------------------------------------------------------------------------------------------------------
                                      7   SOLE VOTING POWER

         NUMBER OF                        0
                           ------------------------------------------------------------------------------------
          SHARES                      8   SHARED VOTING POWER

       BENEFICIALLY
                                          0
         OWNED BY
                           ------------------------------------------------------------------------------------
           EACH                       9   SOLE DISPOSITIVE POWER

         REPORTING
                                          0
          PERSON
                           ------------------------------------------------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
           WITH

                                          0
- ---------------------------------------------------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
- ---------------------------------------------------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   / /


- ---------------------------------------------------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0
- ---------------------------------------------------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

            IN
- ---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                            PAGE       7     OF     33     PAGES
                                                  ----------    ----------

                                  SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER


           This statement relates to the common stock, without par value (the "Stock"), of Resource General Corporation, whose principal executive office is located at 2365 Scioto Harper Drive, Columbus, Ohio 43204 ("Resource General").


ITEM 2.    IDENTITY AND BACKGROUND


           This statement is being filed by a group (the "Reporting Group") consisting of Bob Binsky, Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren (collectively, the "Reporting Persons"). The Reporting Group is an informal association of individuals whose sole business purpose is the acquisition of the Stock of Resource General as set forth herein. The Reporting Group does not have a name, place of organization, principal business address or principal office address. The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of each of the Reporting Persons are as follows:



                  Bob Binsky
                  Chief Executive Officer
                  Cable Link, Inc.
                  280 Cozzins Street
                  Columbus, OH  43215-2379
                  (Telecommunications refurbishing and marketing)

                  Michael W. Gardner
                  Vice President of Manufacturing
                  PH Hydraulics and Automation, Inc.
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and injection molding machines)

                  Theodore P. Schwartz
                  Senior Vice President
                  PH Hydraulics and Automation, Inc.
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and injection molding machines)

                                            PAGE       8     OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D




                  Charles T. Sherman
                  President
                  PH Hydraulics and Automation, Inc.
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and injection molding machines)

                  Kenneth J. Warren, Esq.
                  41 South High Street, Suite 2300
                  Columbus, OH  43215-6188
                  (Attorney at Law)


           (d) Neither the Reporting Group nor any Reporting Person has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).



           (e) Neither the Reporting Group nor any Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



           (f) Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren are citizens of the United States of America. Bob Binsky is a citizen of Canada.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION



           The aggregate amount of funds required to purchase the shares currently owned by each Reporting Person is as follows:


NAME                         SHARES CURRENTLY BENEFICIALLY OWNED                AGGREGATE AMOUNT OF FUNDS REQUIRED
                             (EXCLUSIVE OF SHARES ISSUABLE UNDER EXISTING       TO PURCHASE:
                             OPTIONS NOT YET EXERCISED):

Bob Binsky                   139,874                                            $98,015
Michael W. Gardner           1,000                                              $1,250
Theodore P. Schwartz         326,212(1)                                         $1,800 (estimate)
Charles T. Sherman           384,862(1)                                         $68,337 (estimate)
Kenneth J. Warren            0                                                  NA

- -------------------------------------------
(1) See footnote 4, below.

                                            PAGE       9     OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


           MR. BINSKY. 109,234 of the shares of Stock reported as beneficially owned by Mr. Binsky were purchased with the personal funds of Mr. Binsky. 30,640 of the shares of Stock reported as beneficially owned by Mr. Binsky, as to which he has sole voting and dispositive power and as to which he is the record owner, were purchased, and are owned, by Michael Tsao. 20,000 shares of Stock reported as beneficially owned by Mr. Binsky are shares issuable under existing options not yet exercised.

           MR. GARDNER. All of the shares of Stock beneficially owned by Mr. Gardner were purchased with the personal funds of Mr. Gardner.

           MR. SCHWARTZ. 2,148 of the shares of Stock beneficially owned by Mr. Schwartz were purchased with the personal funds of Mr. Schwartz and 10,000 of the shares of Stock beneficially owned by Mr. Schwartz were given to him by Resource General as part of a compensation package. 200,000 of the shares of Stock beneficially owned by Mr. Schwartz are owned of record by Paul M. Gillmor and 114,064 of the shares of Stock beneficially owned by Mr. Schwartz are owned of record by either Candace Brownfield, Charlotte Brownfield, Lyman Brownfield, individually or as Custodian for Tamara McBee or Therese McBee, Charlotte Huddle, Charlotte A. Huddle as Trustee, Diana McBee, Diana
           B. McBee or James Timothy Stewart, and as to which Mr. Schwartz shares the power to vote with Mr. Sherman with respect to the Annual Meeting of the Corporation to be held May 28, 1996 pursuant to proxies granted by the foregoing record owners on April 26, 1996 as to Mr. Gillmor and May 15, 1996 as to the remaining record owners. Mr. Schwartz and Mr. Sherman were granted the right to vote such shares as partial consideration for the purchases under the Gillmor Agreement and the Brownfield Agreement described below.

           MR. SHERMAN. 60,598 of the shares of Stock beneficially owned by Mr. Sherman were purchased with the personal funds of Mr. Sherman and 10,000 of the shares of Stock beneficially owned by Mr. Sherman were given to him by Resource General as part of a compensation package. 200 of the shares of Stock directly owned by Mr. Sherman's wife, as to which Mr. Sherman has no voting or dispositive power, were purchased with the personal funds of Mrs. Sherman. 19,000 shares of Stock reported as beneficially owned by Mr. Sherman are shares issuable under existing options not yet exercised. 200,000 of the shares of Stock beneficially owned by Mr. Sherman are owned of record by Paul M. Gillmor and 114,064 of the shares of Stock beneficially owned by Mr. Sherman are owned of record by either Candace Brownfield, Charlotte Brownfield, Lyman Brownfield, individually or as Custodian for Tamara McBee or Therese McBee, Charlotte Huddle, Charlotte A. Huddle as Trustee, Diana McBee, Diana B. McBee or James Timothy Stewart, and as to which Mr. Sherman shares the power to vote with Mr. Schwartz with respect to the Annual Meeting of the Corporation to be held May 28, 1996 pursuant to proxies granted by the foregoing record owners on April 26, 1996 as to Mr. Gillmor and May 15, 1996 as to the remaining record owners. Mr. Sherman and

                                            PAGE       10    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D



           Mr. Schwartz were granted the right to vote such shares as partial consideration for the purchases under the Gillmor Agreement and the Brownfield Agreement described below.

                  PROPOSED ACQUISITIONS OF STOCK

           On April 3, 1996, Mr. Schwartz and Mr. Sherman entered into an agreement to purchase 200,000 shares of Stock from Paul Gillmor (the "Gillmor Agreement"), which agreement superseded an earlier agreement dated March 25, 1996. No shares have yet been purchased under the Gillmor Agreement. The total purchase price for the shares is $250,000 ($1.25 per share). 40,000 of the shares will be purchased and transferred with a down payment of $50,000. The purchase of the remaining 160,000 shares will be financed by Mr. Gillmor. Mr. Schwartz and Mr. Sherman will execute a promissory note payable to Mr. Gillmor providing for repayment of the remaining $200,000 in 16 quarterly payments. The quarterly payment for the first year will be $6,250, the quarterly payments for the second and third years will be $12,500 and the quarterly payment for the fourth year will be $18,750. Interest will be paid on the unpaid balance of the note at the rate of four percent per annum. Upon receipt of each quarterly payment, 5,000 shares per quarter will be transferred the first year, 10,000 shares per quarter will be transferred in the second and third years and 15,000 shares per quarter will be transferred in the fourth year. However, the power to vote all of the remaining shares will be transferred to Mr. Schwartz and Mr. Sherman when the downpayment of $50,000 is made and the promissory note for the remaining shares is executed. In addition, Mr. Schwartz and Mr. Sherman have agreed to grant Mr. Gillmor an option for 20,000 shares owned by the Reporting Group.

           On April 2, 1996, Mr. Schwartz and Mr. Sherman also entered into an agreement to purchase 110,000 shares of Stock from Mr. Lyman Brownfield, Ms. Candace Brownfield and Ms. Charlotte Huddle (the "Brownfield Agreement"), which agreement superseded an earlier agreement dated March 28, 1996. No shares have yet been purchased under the Brownfield Agreement. The total purchase price for the shares is $137,500 ($1.25 per share). 20,000 shares will be purchased and transferred with a downpayment of $25,000. The remaining 90,000 shares will be purchased over a five- year period, with 9,000 shares being purchased in year one, 18,000 shares being purchased in each of years two, three and four and 27,000 shares being purchased in year five. The purchase of the 90,000 shares of Stock will be financed by Mr. Brownfield. Mr. Schwartz and Mr. Sherman will execute a promissory note payable to Mr. Brownfield in the amount of $112,500. The promissory note will be repayable in quarterly installments at an interest rate of four percent per annum. As each quarterly payment is made, 25 percent of the shares allocable to the year in which the shares are purchased will be transferred to Mr. Schwartz and Mr. Sherman. Upon execution of the promissory note and payment of the $25,000 downpayment, Mr. Brownfield will

                                            PAGE       11    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D



           transfer voting power for the remaining 90,000 shares to Mr. Schwartz and Mr. Sherman, subject to cancellation upon 45 days default.

           All payments required by the Gillmor Agreement and the Brownfield Agreement ($387,500) will be financed with the personal funds of the Reporting Persons. Each of the Reporting Persons has orally agreed to contribute a percentage of the total payments required by the Gillmor Agreement and the Brownfield Agreement and, in turn, each of the Reporting Persons will acquire a corresponding percentage of the total shares being acquired (310,000 shares). Mr. Binsky will finance approximately 30.08% of the total payments ($116,560), Mr. Gardner will finance approximately 5% of the total payments ($19,375), Mr. Schwartz will finance approximately 31.665% of the total payments ($122,702), Mr. Sherman will finance approximately 31.665% of the total payments ($122,702), and Mr. Warren will finance approximately 1.59% of the total payments ($6,161). Each of the Reporting Persons will be responsible for the amounts due under the Gillmor Agreement and the Brownfield Agreement on a several, but not joint, basis.

           In addition to using funds derived from personal resources, the Reporting Persons are contemplating the following to fund the debt due under the promissory notes executed in connection with the Gillmor Agreement and the Brownfield Agreement:

                (1). The sale of a portion of the Stock acquired under the agreements to an employee stock ownership plan which may be formed for Resource General. The employee stock ownership plan would fund the purchase of the stock with bank debt.

                (2). The sale of a portion of the Stock acquired under the agreements to third parties including, but not limited to, directors, officers, employees and shareholders of Resource General.

           The Gillmor Agreement is set forth on Exhibit A attached hereto and incorporated herein by reference. The Brownfield Agreement is set forth on Exhibit B attached hereto and incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION

           The acquisition of the Stock is being made for the following purposes:

           (a) The Reporting Persons plan to attempt to acquire control of Resource General.

           (b) The Reporting Persons plan to explore the benefits of eliminating Resource General as a holding company.

           (c) The Reporting Persons plan to attempt to increase shareholder value.

                                            PAGE       12    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D




           (d) Mr. Sherman, a member of the Reporting Group, has nominated Mr. Gardner and Mr. Schwartz, also members of the Reporting Group, for election to the board of directors of Resource General at the Annual Meeting of the shareholders of Resource General to be held on May 28, 1996. The nominations were prepared, and served on May 16, 1996, in accordance with the instructions therefor appearing in the Proxy Statement for the Annual Meeting of Shareholders of Resource General.

                  The Reporting Persons may implement a strategy to reduce the number of directors on the board of Resource General to five.

           (e)    [Not applicable]

           (f)    [Not applicable]

           (g)    [Not applicable]

           (h)    [Not applicable]

           (i)    [Not applicable]

           (j)    [Not applicable]

                                            PAGE       13    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D



   ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           (a) The aggregate number and percentage (based on 1,086,020 shares of Stock outstanding as reported in Resource General's Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders of Resource General) of Stock beneficially owned by and as to which there is a right to acquire with respect to each of the Reporting Persons and the Reporting Group as a whole are as follows:

                      CURRENTLY BENEFICIALLY OWNED              RIGHT TO ACQUIRE(1)                         AGGREGATE(2)

NAME                   NUMBER OF          PERCENT OF          NUMBER OF          PERCENT OF          NUMBER OF         PERCENT OF
                         SHARES           OUTSTANDING          SHARES           OUTSTANDING           SHARES           OUTSTANDING

Bob Binsky              159,874(3)          14.5%              93,248               8.6%              253,122             22.9%

Michael W.                1,000               .1%              15,500               1.4%               16,500              1.5%
Gardner

Theodore P.             326,212(4)          30.0%(4)         98,161.5               9.0%            110,309.5             10.2%
Schwartz

Charles T.              403,862(4,5)        36.6(4)%         98,161.5               9.0%            187,959.5             17.0%
Sherman

Kenneth J.                    0              ---                4,929                .4%                4,929               .4%
Warren

Reporting               576,884(6)          51.3%             310,000              28.5%              572,820             50.9%

- --------

(1) Pursuant to the Gillmor Agreement and the Brownfield Agreement. The shares listed as subject to the right to acquire (310,000) are reported as "beneficially owned" by both Mr. Schwartz and Mr. Sherman. See footnote 4, below. The 310,000 shares have been allocated in accordance with the agreement among the Reporting Persons.

(2) Excludes 4,064 shares reported as beneficially owned by both Mr. Schwartz and Mr. Sherman which will not be purchased under the proposed acquisitions described herein but as to which Mr. Schwartz and Mr. Sherman share the power to vote at the Annual Meeting of Resource General.

(3) Includes 20,000 shares subject to existing, unexercised options.

(4) Includes 200,000 shares owned of record by Paul M. Gillmor and 114,064 shares owned of record by either Candace Brownfield, Charlotte Brownfield, Lyman Brownfield, individually or as Custodian for Tamara McBee and Therese McBee, Charlotte Huddle, Charlotte A. Huddle as Trustee, Diana McBee, Diana B. McBee or James Timothy Stewart, and as to which Mr. Schwartz and Mr. Sherman share the power to vote at the Annual Meeting to be held on May 28, 1996 pursuant to proxies appointed by the foregoing owners of record. The same shares are reported as beneficially owned by both Mr. Schwartz and Mr. Sherman.

(5) Includes 19,000 shares subject to existing, unexercised options.

(6) In calculating the total number of shares beneficially owned by the Reporting Group, the 314,064 shares identified in footnote 4 above, were only included once. The 314,064 shares were reported as beneficially owned twice (by Mr. Schwartz and Mr. Sherman) because Mr. Schwartz and Mr. Sherman share the voting power with respect to such shares. See footnote 4, above.

                                            PAGE       14    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


           (b) MR. BINSKY. Mr. Binsky has the sole power to vote or direct the voting and to dispose or direct the disposition of the 30,640 shares of the Stock reported as beneficially owned by Mr. Binsky which are owned, and were purchased, by Michael Tsao but are owned of record by Mr. Binsky. Mr. Binsky has the sole power to vote or direct the voting and to dispose or direct the disposition of the remaining 109,234 shares of Stock currently beneficially owned by him (exclusive of 20,000 unissued shares reported as beneficially owned by Mr. Binsky which are the subject of currently issued but unexercised options).

                      The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of Michael Tsao are as follows:

                           Michael Tsao
                           President
                           Kahiki Food, Inc.
                           3583 E. Broad Street
                           Columbus, OH  43213
                           (Restaurant)

                      Mr. Tsao has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                      Mr. Tsao has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                      Michael Tsao is a citizen of the United States of America.

                  MR. GARDNER. Mr. Gardner has the sole power to vote or direct the voting and to dispose or direct the disposition of the Stock currently beneficially owned by him.

                  MR. SCHWARTZ. Mr. Schwartz has the sole power to vote or direct the voting and to dispose or direct the disposition of 12,148 shares of the Stock currently beneficially owned by him. 200,000 of the shares beneficially owned by Mr. Schwartz are owned of record by Paul M. Gillmor and 114,064 of the shares beneficially owned by Mr. Schwartz are owned of record by either Candace Brownfield, Charlotte Brownfield, Lyman Brownfield, individually or as Custodian

                                            PAGE       15    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


                  for Tamara McBee and Therese McBee, Charlotte Huddle, Charlotte A. Huddle as Trustee, Diana McBee, Diana B. McBee or James Timothy Stewart, and as to which Mr. Schwartz and Mr. Sherman share the power to vote at the Annual Meeting to be held on May 28, 1996, pursuant to proxies appointed by the foregoing owners of record.

                  MR. SHERMAN. Mr. Sherman's wife has sole voting and dispositive power with respect to 200 shares reported as beneficially owned by Mr. Sherman. Mr. Sherman has the sole power to vote or direct the voting and to dispose or direct the disposition of 70,598 shares of Stock currently beneficially owned by him (exclusive of 19,000 unissued shares reported as beneficially owned by Mr. Sherman which are the subject of currently issued but unexercised options). 200,000 of the shares beneficially owned by Mr. Sherman are owned of record by Paul M. Gillmor and 114,064 of the shares beneficially owned by Mr. Sherman are owned of record by either Candace Brownfield, Charlotte Brownfield, Lyman Brownfield, individually or as Custodian for Tamara McBee and Therese McBee, Charlotte Huddle, Charlotte A. Huddle as Trustee, Diana McBee, Diana B. McBee or James Timothy Stewart, and as to which Mr. Sherman and Mr. Schwartz share the power to vote at the Annual Meeting to be held on May 28, 1996, pursuant to proxies appointed by the foregoing owners of record.

                  Each Reporting Person will have the sole power to vote or direct the voting and to dispose or direct the disposition of the Stock which he has the right to acquire as described in
                  Item 3 and Item 5.

           (c) The transactions in the shares of Stock of Resource General related to the Gillmor Agreement and the Brownfield Agreement are described in Item 3. No transactions in the Stock of Resource General have been effected by the Reporting Persons during the past 60 days other than as so described. However, as of April 23, 1996, Mr. Sherman disclaims any power to vote or direct the vote or any power to dispose or direct the disposition of 14,220 shares of Stock owned by his parents previously reported as beneficially owned by Mr. Sherman in the Schedule 13D filed by the Reporting Group on April 4, 1996.

           (d) Michael Tsao has the right to receive the proceeds from the sale of 35,000 shares of the Stock owned by Mr. Binsky.

           (e)    [Not applicable.]

                                            PAGE       16    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D



  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           ACQUISITION AGREEMENTS. The Gillmor Agreement, the Brownfield Agreement and the oral agreement among the Reporting Persons are described above in Item 3. The Gillmor Agreement is attached as Exhibit A and the Brownfield Agreement is attached as Exhibit B.

           BROWNFIELD FAMILY VOTING AGREEMENTS. Mr. Brownfield and his daughter have agreed (the "Brownfield Voting Agreements") to vote the shares of Stock subject to the Brownfield Agreement in favor of a proposal to approve the sale of the Stock under the Brownfield Agreement and to vote for Mr. Gardner and Mr. Schwartz in the election of directors. The Brownfield Voting Agreements are attached as Exhibit
           D. In addition, Mr. Brownfield's wife, Charlotte Huddle, has agreed to vote her shares in favor of a proposal to approve the sale of the Stock under the Brownfield Agreement and to vote for Mr. Gardner and Mr. Schwartz in the election of directors. Ms. Huddle's Voting Agreement is attached as Exhibit E.

           BROWNFIELD LOAN AGREEMENTS. Lyman Brownfield and Charlotte Huddle are indebted to Charles Sherman, a member of the Reporting Group, in the amount of 25,000, pursuant to two promissory notes executed April 8 and April 16, 1996. The debt is secured by pledge agreements under which Mr. Brownfield and Ms. Huddle pledged 20,064 shares of Stock as collateral. The pledge agreements contain standard default provisions except that Mr. Brownfield and Ms. Huddle are required to notify Mr. Sherman how they will vote on issues submitted to the vote of the shareholders. Mr. Sherman has the right to require that Mr. Brownfield and Ms. Huddle not vote in such manner if in his judgment such vote would have a material adverse effect on the value of the pledged collateral (except in the election of directors).

           GILLMOR VOTING AGREEMENT. Mr. Gillmor has agreed (the "Gillmor Voting Agreement") to vote the shares of Stock subject to the Gillmor Agreement in favor of a proposal to approve the sale of the Stock under the Gillmor Agreement. The Gillmor Voting Agreement is attached as Exhibit F. In addition Mr. Gillmor has granted to Mr. Schwartz and Mr. Sherman the power to vote the shares owned by Mr. Gillmor at the Annual Meeting of Resource General to be held on May 28, 1996 pursuant to a proxy granted on April 26, 1996.

                                            PAGE       17    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit A -- Gillmor Agreement -- Page 23

           Exhibit B -- Brownfield Agreement -- Page 24

           Exhibit C -- Joint Filing Agreement -- Page 26

           Exhibit D -- Brownfield Voting Agreements -- Page 29

           Exhibit E -- Charlotte Huddle's Voting Agreement - Page 32

           Exhibit F -- Gillmor Voting Agreement -- Page 33

                                            PAGE       18    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 1996
                                                /s/ Bob Binsky
                                                -----------------------------
                                                Bob Binsky

                                            PAGE       19    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1996
                                               /s/ Michael W. Gardner
                                               -------------------------------
                                               Michael W. Gardner

                                            PAGE       20    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1996
                                               /s/ Theodore P. Schwartz
                                               -------------------------------
                                               Theodore P. Schwartz

                                            PAGE       21    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1996
                                               /s/ Charles T. Sherman
                                               --------------------------------
                                               Charles T. Sherman

                                            PAGE       22    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1996
                                               /s/ Kenneth J. Warren
                                               -------------------------------
                                               Kenneth J. Warren

                                            PAGE       23    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D

                                                                       EXHIBIT A


Mr. Paul Gillmore
PO Box 123
Old Fort, OH 44861

Dear Mr. Gillmore,

Thank you for your quick response to our letter of March 14, 1996. I would ask you to sign the following letter agreement so Ted and I can start to firm up our financing.

I believe the following points convey our morning discussion.

1. A down payment of $50,000 for 40,000 shares at $1.25. The shares to be transferred upon presentation of the check.

2. The remaining 160,000 shares are to be purchased at $1.25 per share. A note will be signed to allow 16 quarterly payments starting 180 days after the initial payment of $50,000.

     Year one              quarterly payment of $6,250
     Year two              quarterly payment of $12,500
     Year three            quarterly payment of $12,500
     Year four             quarterly payment of $18,750

     Interest will be paid on the unpaid balance at the rate of 4% per annum. When the note is signed and down payment is made you will transfer voting power of your remaining shares to us.

3. Upon the payment of each quarterly payment, the following shares of stock will be transferred.

     Year one               5,000 shares per quarter
     Year two              10,000 shares per quarter
     Year three            10,000 shares per quarter
     Year four             15,000 shares per quarter

4. For additional consideration, for signing the agreement we will give you an option for 20,000 shares of RGI stock.

5. We would ask that you give us a 90 day exclusivity to put together our financing for the down payment.

6. Both parties will keep the agreement confidential until the proper documents are filed with the SEC.

The above agreement is subject to modifications by legal counsel.

                                      Sincerely,

                                      /s/ C.T. Sherman            4/2/96
                                      ------------------------------------
                                      C.T. Sherman

                                      /s/ T.P. Schwartz           4/2/96
                                      ------------------------------------
                                      T.P. Schwartz

Concur

/s/ Paul M. Gillmor                                     Date:       4/3/96
- -----------------------------------                            --------------
Paul Gillmore

                                            PAGE       24    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


                                                                       EXHIBIT B
                                  April 2, 1996

Mr. Lyman Brownfield
Brownfield Law Offices
341 S. 3rd St.
Suite 10
Columbus, OH 43215

Dear Lyman,

Ted Schwartz and Chuck Sherman (buyers) are pleased to offer the Brownfield family (sellers) the following offer to purchase the approximately 110,000 shares of Resource General stock for $1.25 per share. We would structure the transaction as follows:

1. A down payment of $25,000 for 20,000 shares, the selection of which will be made by seller. The shares to be transferred upon presentation of the check.

2. The remaining approximately 90,000 shares will be purchased over five years at the following rate:

         Year One                              9,000 shares @ $1.25 = $ 11,200
         Year Two                             18,000 shares @ $1.25 = $ 22,500
         Year Three                           18,000 shares @ $1.25 = $ 22,500
         Year Four                            18,000 shares @ $1.25 = $ 22,500
         Year Five  Approximately remaining   27,000 shares @ $1.25 = $ 33,750
                                                                      --------
                                                       90,000 shares  $112,500

3. Payments will be made quarterly, interest on unpaid balances will be paid quarterly at the rate of 4% per annum. When the note is signed and the down payment made you will transfer voting power of the remaining shares to us subject to cancellation upon 45 days default. Quarterly payments will start 180 days after the execution of the note. When each quarterly payment is made, 25% of the years shares will be transferred to buyers.

4. Buyer gives seller a 90 day exclusivity to put together our financing for the down payment.

5. Both parties will keep the agreement confidential until proper documents are filed with the SEC.

                                            PAGE       25    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D

                                                                       EXHIBIT B

The above document is subject to non-substantive modification of legal counsel.


                                                     /s/ C.T. Sherman
                                                     --------------------------
                                                     C.T. Sherman


                                                     /s/ T.P. Schwartz
                                                     --------------------------
                                                     T.P. Schwartz

Concur:

/s/ Lyman Brownfield
- ---------------------------
Lyman Brownfield


/s/ Candace Brownfield
- ---------------------------
Candace Brownfield


/s/ Charlotte Huddle
- ---------------------------
Charlotte Huddle

                                            PAGE       26    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


                                                                       EXHIBIT C


                                    AGREEMENT


         Pursuant to Rule 13d-1(f)(1), Bob Binsky, Michael W. Gardner, Theodore
P. Schwartz, Charles T. Sherman and Kenneth J. Warren agree that this Statement on Schedule 13D, to which this Agreement is attached as Exhibit C, and any amendments thereto are filed on behalf of each of them. This agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.


Dated:  May 20, 1996

                                            /s/ Bob Binsky
                                            -------------------------------
                                            Bob Binsky


                                            -------------------------------
                                            Michael W. Gardner


                                            -------------------------------
                                            Theodore P. Schwartz


                                            -------------------------------
                                            Charles T. Sherman


                                            -------------------------------
                                            Kenneth J. Warren

                                            PAGE       27    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D

                                                                       EXHIBIT C


                                    AGREEMENT


         Pursuant to Rule 13d-1(f)(1), Bob Binsky, Michael W. Gardner, Theodore
P. Schwartz, Charles T. Sherman and Kenneth J. Warren agree that this Statement on Schedule 13D, to which this Agreement is attached as Exhibit C, and any amendments thereto are filed on behalf of each of them. This agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.


Dated:  May 20, 1996

                                            -----------------------------------
                                            Bob Binsky


                                            /s/ Michael W. Gardner
                                            -----------------------------------
                                            Michael W. Gardner


                                            /s/ Theodore P. Schwartz
                                            -----------------------------------
                                            Theodore P. Schwartz


                                            /s/ Charles T. Sherman
                                            -----------------------------------
                                            Charles T. Sherman


                                            -----------------------------------
                                            Kenneth J. Warren

                                            PAGE       28    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


                                                                       EXHIBIT C


                                    AGREEMENT


         Pursuant to Rule 13d-1(f)(1), Bob Binsky, Michael W. Gardner, Theodore
P. Schwartz, Charles T. Sherman and Kenneth J. Warren agree that this Statement on Schedule 13D, to which this Agreement is attached as Exhibit C, and any amendments thereto are filed on behalf of each of them. This agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.


Dated:  May 20, 1996

                                            -----------------------------
                                            Bob Binsky


                                            -----------------------------
                                            Michael W. Gardner


                                            -----------------------------
                                            Theodore P. Schwartz


                                            -----------------------------
                                            Charles T. Sherman


                                            /s/ Kenneth J. Warren
                                            -----------------------------
                                            Kenneth J. Warren

                                            PAGE       29    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D

                                                                       EXHIBIT D


In consideration of the agreement to purchase shares in Resource General which I own, and in expending monies to prepare for a special meeting of shareholders of Resource General, the undersigned agrees to vote all shares of Resource General, owned by the undersigned, or with respect to, which the undersigned has the power to vote, at the special meeting of shareholders of Resource General, in favor of a proposal that Chuck Sherman and others purchase my shares.


/s/ Lyman Brownfield
- ----------------------------------
Lyman Brownfield


/s/ Candace Brownfield      4/3/96
- ----------------------------------
Candace Brownfield


Dated:  April 3, 1996

                                            PAGE       30    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D



                                                                       EXHIBIT D

            AGREEMENT TO VOTE SHARES OF RESOURCE GENERAL CORPORATION

                    IN FAVOR OF ELECTION OF CERTAIN DIRECTORS

                                       OF

                          RESOURCE GENERAL CORPORATION



To Charles T. Sherman and Theodore P. Schwartz (the "Purchasing Shareholders"):

         In consideration of the agreement of the Purchasing Shareholders to purchase from the undersigned the shares of Resource General Corporation owned by the undersigned, and in expending monies to prepare for a special meeting of the shareholders of Resource General Corporation, the undersigned shareholder of Resource General Corporation does hereby agree to vote all shares of Resource General Corporation, owned by the undersigned, or with respect to which the undersigned has the power to vote, at the 1996 Annual Meeting of the shareholders of Resource General Corporation, in favor of the election of the following individuals to the Board of Directors of Resource General Corporation:

                               Charles T. Sherman
                              Theodore P. Schwartz
                               Michael W. Gardner

         IN WITNESS WHEREOF, this agreement has been executed as of the   15
day of May, 1996.


                                       /s/ Lyman Brownfield
                                       ----------------------------------------
                                       Lyman Brownfield, Individually and as
                                         Custodian for Tamara McBee and Therese
                                           McBee


ACKNOWLEDGED AND ACCEPTED:


/s/ Charles T. Sherman
- ----------------------------
Charles T. Sherman


/s/ Theodore P. Schwartz
- ----------------------------
Theodore P. Schwartz

                                            PAGE       31    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


                                                                       EXHIBIT D

            AGREEMENT TO VOTE SHARES OF RESOURCE GENERAL CORPORATION

                    IN FAVOR OF ELECTION OF CERTAIN DIRECTORS

                                       OF

                          RESOURCE GENERAL CORPORATION



To Charles T. Sherman and Theodore P. Schwartz (the "Purchasing Shareholders"):

         In consideration of the agreement of the Purchasing Shareholders to purchase from the undersigned the shares of Resource General Corporation owned by the undersigned, and in expending monies to prepare for a special meeting of the shareholders of Resource General Corporation, the undersigned shareholder of Resource General Corporation does hereby agree to vote all shares of Resource General Corporation, owned by the undersigned, or with respect to which the undersigned has the power to vote, at the 1996 Annual Meeting of the shareholders of Resource General Corporation, in favor of the election of the following individuals to the Board of Directors of Resource General Corporation:

                               Charles T. Sherman
                              Theodore P. Schwartz
                               Michael W. Gardner

         IN WITNESS WHEREOF, this agreement has been executed as of the 15 day of May, 1996.


                                            /s/ Candace Brownfield
                                            -------------------------------
                                            Candace Brownfield


ACKNOWLEDGED AND ACCEPTED:


/s/ Charles T. Sherman
- --------------------------------
Charles T. Sherman


/s/ Theodore P. Schwartz
- --------------------------------
Theodore P. Schwartz

                                            PAGE       32    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D


                                                                       EXHIBIT E

            AGREEMENT TO VOTE SHARES OF RESOURCE GENERAL CORPORATION
                    IN FAVOR OF ELECTION OF CERTAIN DIRECTORS
                                       OF
                          RESOURCE GENERAL CORPORATION

To Charles T. Sherman and Theodore P. Schwartz (the "Purchasing Shareholders"):

         In consideration of the agreement of the Purchasing Shareholders to purchase from the undersigned the shares of Resource General Corporation owned by the undersigned, and in expending monies to prepare for a special meeting of the shareholders of Resource General Corporation, the undersigned shareholder of Resource General Corporation does hereby agree to vote all shares of Resource General Corporation, owned by the undersigned, or with respect to which the undersigned has the power to vote, at the 1996 Annual Meeting of the shareholders of Resource General Corporation, in favor of the election of the following individuals to the Board of Directors of Resource General Corporation:

                               Charles T. Sherman
                              Theodore P. Schwartz
                               Michael W. Gardner

         Further, the undersigned agrees to vote all shares of Resource General Corporation, owned by the undersigned, or with respect to which the undersigned has the power to vote, at the Special Meeting of the shareholders of Resource General Corporation to be held on May 28, 1996, in favor of a proposal that Chuck Sherman and others purchase my shares.

         IN WITNESS WHEREOF, this agreement has been executed as of the 15th day of May, 1996.

                                       /s/ Charlotte Brownfield
                                       -----------------------------------------
                                       Charlotte Brownfield, Individually and as
                                       Trustee (a/k/a Charlotte Huddle and
                                       Charlotte A. Huddle)

ACKNOWLEDGED AND ACCEPTED:

/s/ Charles T. Sherman
- -----------------------------
Charles T. Sherman


/s/ Theodore P. Schwartz
- -----------------------------
Theodore P. Schwartz

                                            PAGE       33    OF     33     PAGES
                                                  ----------    ----------


                                  SCHEDULE 13D

                                                                       EXHIBIT F

            AGREEMENT TO VOTE SHARES OF RESOURCE GENERAL CORPORATION
                    IN FAVOR OF ELECTION OF CERTAIN DIRECTORS
                                       OF
                          RESOURCE GENERAL CORPORATION


To Charles T. Sherman, a Shareholder of Resource General Corporation:


In consideration of the agreement to purchase shares in Resource General Corporation which I own, and in expending monies to prepare for a special meeting of the shareholders of Resource General Corporation, the undersigned agrees to vote all shares of Resource General Corporation, owned by the undersigned, or with respect to which the undersigned has the power to vote, at a special meeting of shareholders of Resource General Corporation, in favor of a proposal that Charles T. Sherman and others may purchase my shares of Resource General Corporation.


                                       /s/ Paul M. Gillmor
                                       ------------------------------
                                       Paul M. Gillmor


                                       Dated:              , 1996
                                              -------------